3/9.

05006400

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fraser Papers Inc.

*CURRENT ADDRESS

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34837 FISCAL YEAR 12-31-04

*Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 3/10/05

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

FRASER PAPERS INC.

AR/S
12-31-04

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Auditors' Report

To the Shareholders of Fraser Papers Inc.

We have audited the consolidated balance sheets of Fraser Papers Inc. as at December 31, 2004 and 2003 and consolidated statements of operations and deficit and Norbord's net investment and consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fraser Papers Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "Ernst & Young LLP"

Chartered Accountants

Toronto, Canada
January 26, 2005 (except as to note 3,
which is as of February 18, 2005)

Fraser Papers Inc.
Consolidated Balance Sheets

As at December 31 (US$ millions)	2004	2003 (restated – note 2)
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ 16
Accounts receivable *(note 4)*	119	64
Inventory *(note 5)*	128	115
Future income taxes *(note 11)*	10	11
	257	206
Property, plant and equipment *(note 6)*		
Paper	436	476
Timber	52	53
Other assets *(note 7)*	25	29
	$ 770	$ 764
Liabilities, Norbord's Net Investment and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 110	$ 125
Current debt *(note 8)*	40	—
	150	125
Long-term debt *(note 8)*	1	1
Other liabilities *(notes 9 and 10)*	65	64
Future income taxes *(note 11)*	73	26
Norbord's net investment	—	548
Shareholders' equity *(note 12)*	481	—
	$ 770	$ 764

(See accompanying notes)

On behalf of the Board:

(Signed) "Paul Gagné"

Paul Gagné, CA
Audit Committee Chair

(Signed) "Dominic Gammiero"

Dominic Gammiero
President and Chief Executive Officer

Fraser Papers Inc.
Consolidated Statements of Operations and Deficit and Norbord's Net Investment

Years ended December 31 (US$ millions, except per share amounts)	2004	2003 *(restated – note 2)*
Net sales	**$ 996**	$ 873
Earnings before interest, income taxes, depreciation and restructuring charge:		
Paper	**9**	(13)
Timber	**11**	11
	20	(2)
Restructuring charge *(note 13)*	**(7)**	(26)
Interest income	**1**	1
Fees on sale of accounts receivable *(note 4)*	**(2)**	(6)
Interest expense *(note 8)*	**(7)**	(11)
Earnings before depreciation and income taxes	**5**	(44)
Depreciation	**(48)**	(49)
Income tax recovery *(note 11)*	**—**	1
Loss	**$ (43)**	$ (92)
Loss per share	**$ (1.43)**	$ (3.06)
Deficit and Norbord's net investment		
Balance, beginning of year	**$ 548**	$ 565
Impact of change in accounting policy *(note 2)*	**—**	(3)
Revised balance, beginning of year	**548**	562
Loss	**(43)**	(92)
Contribution by Norbord	**103**	78
Future income taxes *(note 11)*	**(44)**	—
Issuance of note payable to Norbord *(note 8)*	**(83)**	—
Transfer to share capital	**(500)**	—
Balance, end of year	**$ (19)**	$ 548

(See accompanying notes)

Fraser Papers Inc.
Consolidated Statements of Cash Flows

Years ended December 31 (US$ millions)	2004	2003 *(restated – note 2)*
Cash provided by (used for):		
Operating Activities		
Loss	**$ (43)**	$ (92)
Items not affecting cash:		
Depreciation	**48**	49
Future income taxes *(note 11)*	**(2)**	(3)
Employment benefits plan expense	**21**	37
Non-cash foreign exchange	**8**	(5)
Amortization of deferred start-up costs	**4**	3
Employment benefit plan funding	**(23)**	(29)
Other items	**1**	(3)
	14	(43)
Net change in non-cash working capital balances *(note 14)*	**(83)**	(1)
	(69)	(44)
Investing Activities		
Capital investments		
Paper	**(6)**	(14)
Timber	**(1)**	(3)
Other	**2**	(7)
	(5)	(24)
Financing Activities		
Contribution by Norbord	**101**	81
Issuance of long-term debt *(note 8)*	**83**	—
Repayment of long-term debt *(note 8)*	**(126)**	—
	58	81
Increase (decrease) in cash and cash equivalents	**$ (16)**	$ 13

(See accompanying notes)

Fraser Papers Inc.
Notes to the Consolidated Financial Statements
(US$ millions)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates for periods subsequent to June 30, 2004 and the Fraser Papers division of Norbord for periods up to June 30, 2004, and "Company" means Fraser Papers Inc. as a separate corporation. "Norbord" means Norbord Inc. or any of its consolidated subsidiaries. "Brascan" means Brascan Corporation (a related party by virtue of a significant shareholding in the Company) or any of its consolidated subsidiaries.

Note 1. Significant Accounting Policies

Basis of Presentation

On June 30, 2004, Nexfor Inc. completed a reorganization whereby, among other things it transferred its interest in its paper, sawmill and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. Nexfor Inc. then changed its name to Norbord Inc. The Company became a separate publicly traded company governed by the Canada Business Corporations Act ("CBCA"). This distribution was affected by way of a plan of arrangement under the CBCA (the "Arrangement"). Norbord common shareholders effectively received one share of the Company, for each five shares of Norbord held.

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and have been prepared using the same accounting policies and methods as the combined financial statements of the Fraser Papers division of Norbord ("the Division") for the year ended December 31, 2003 except for the change in accounting policy described in note 2. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

For periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Division. The financial results of the Division include the administrative costs associated with managing the Paper and Timber segments of Norbord. These include office rents, selling costs and divisional personnel and travel costs. Certain expenses in the consolidated financial statements for periods prior to June 30, 2004 represent inter-company allocations for services, such as tax and treasury, provided by Norbord.

Income taxes for periods prior to June 30, 2004 have been recorded at statutory rates based on income as reported in the consolidated statements of operations as though the Division was a separate tax paying entity. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Norbord's net investment. Future income taxes have been presented in the consolidated balance sheet for each temporary difference between the financial reporting and tax bases of the assets and liabilities. In addition, future tax assets have been recognized to the extent that they would have been realized as though the Division was a separate tax paying entity.

Earnings per share for periods prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding for all periods presented.

Norbord's net investment in the Division includes certain interest-bearing loans which were repaid at the time of the Arrangement. Interest expense recorded in the consolidated statements of operations for periods prior to June 30, 2004 includes interest expense associated with these loans.

As a result of the basis of presentation described above, the consolidated statements of operations for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division historically operated as a stand-alone entity during those periods.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during a period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment, provisions for employee future benefits and future income tax assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash in the bank and short-term deposits with a term to maturity of less than ninety days. Cash and cash equivalents are recorded at cost, which approximates their fair value. At December 31, 2004 and 2003, the Company held no cash equivalents.

Valuation of Inventories

Inventories of raw materials and operating supplies are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost, which includes all direct production costs and an allocation of overhead costs incurred at production facilities, and net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

Silviculture costs on owned timberlands are capitalized. Depletion of timber is determined on an appropriate basis related to log production and included in depreciation. Interest is capitalized on major capital projects during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the first three years of the life of the project.

Employee Future Benefits

Fraser Papers sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Fraser Papers' defined benefit pension plans are generally based on an employee's length of service and the final five years' average salary, and the plans do not provide for indexation of benefit payments. Hourly employees are generally members of negotiated plans. Fraser Papers also provides non-pension post-retirement benefits to certain eligible retirees, consisting of medical and dental benefits, which are funded on a pay-as-you-go basis.

The measurement date for all defined benefit plans is December 31. The obligations associated with Fraser Papers' defined benefit plans are actuarially valued using the projected unit credit method pro rated on services, management's best estimate assumptions for expected investment performance, salary escalation, health care cost trend rates, and a current market discount rate. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives (EARSL) of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Asset Retirement Obligations

Fraser Papers' asset retirement obligations relate primarily to closure costs for landfills in the Paper segment. The liability associated with these obligations is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures.

Revenue Recognition

Net sales are net of freight costs and discounts and rebates to customers and are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped. Sales are governed by standard industry terms and, in some cases by contract. Revenue is not recognized prior to completion of all terms.

Translation of Foreign Currencies

The United States dollar ("US dollar") is the reporting currency of Fraser Papers and the functional currency of all of its operations.

Canadian dollar-denominated monetary assets and liabilities are translated at the rate of exchange prevailing at year-end. Gains or losses on translation of these items are included in the consolidated statements of operations. Gains or losses on transactions that hedge these items are also included in the consolidated statements of operations.

Gains or losses on transactions that serve to hedge future Canadian dollar-denominated costs are recognized at their settlement dates and are included in cost of sales.

Stock-based Compensation

The Company has a stock-based compensation plan, which is described in Note 12. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the estimated life of the options granted.

Financial Instruments

The fair values of financial instruments approximate their carrying values, except where disclosed elsewhere in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

Fraser Papers uses derivative financial instruments to manage its foreign currency and commodity price exposures. Fraser Papers does not use financial instruments for speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed as to whether changes in the value of derivatives are highly effective in offsetting changes in the fair values or cash flows of hedged items.

Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are treated in the same manner as gains and losses on the underlying item being hedged.

Gains and losses on forward foreign exchange contracts that serve to hedge Canadian dollar-denominated net monetary assets or liabilities are recognized in cost of sales, with the fair value of the forward foreign exchange contract accrued in other assets. These contracts are generally short term in nature. As such, any forward premium or discount is recognized at maturity of the contract in cost of sales.

Gains or losses on futures or swap contracts that serve to hedge the future selling prices for certain of our products are not recognized in net sales until the occurrence of the hedged transaction. The fair value of a hedging instrument that has been recognized in net sales and has not yet settled is accrued in accounts receivable or accounts payable and accrued liabilities.

Note 2. Change in Accounting Policy

Effective January 1, 2004, Fraser Papers adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of $3 in Norbord's 2003 opening net investment. In addition, as at December 31, 2003, the change resulted in an increase in property, plant and equipment of $1, an increase in other liabilities of $5, and a decrease in future income taxes of $1. The change in policy did not materially impact earnings in 2004 or 2003.

Note 3. Subsequent Event – Sale of Midwest Operations

On January 5, 2005, Fraser Papers agreed to sell a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (the "Midwest operations"). The transaction closed February 18, 2005.

Certain liabilities of the Midwest operations will be retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service. In addition, Fraser Papers has agreed to post a letter of credit to support the purchaser's closure obligation with respect to a landfill site.

As consideration for these net assets, Fraser Papers will receive a passive minority interest in the purchaser, which owns similar assets. The agreement includes various representations, warranties and indemnities which are standard in a sale of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers percentage of ownership.

Note 4. Accounts Receivable

Prior to the Arrangement the Division sold a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Norbord. Accounts receivable includes $15 at December 31, 2003 receivable from the wholly-owned subsidiary of Norbord for third party trade accounts receivables sold. The wholly-owned subsidiary of Norbord had uncollected receivables it had purchased from Fraser Papers of $62 at December 31, 2003.

Note 5. Inventory

	2004	2003
Raw materials	$ **32**	$ 25
Finished goods	**63**	59
Operating and maintenance supplies	**33**	31
	$ **128**	$ 115

Note 6. Property, Plant and Equipment

			Net Book Value	
	Cost	**Accumulated Depreciation**	**2004**	2003
Pulp and paper mills	$ **1,082**	$ **(685)**	$ **397**	$ 431
Sawmills	**112**	**(73)**	**39**	45
Timber and timberlands	**86**	**(34)**	**52**	53
	$ **1,280**	$ **(792)**	$ **488**	$ 529

Included in property, plant and equipment is construction in progress of $nil (2003 — $2).

Note 7. Other Assets

	2004	2003
Deferred start-up costs	$ **12**	$ 14
Investment in Katahdin Paper Company *(note 16)*	**11**	10
Other	**2**	5
	$ **25**	$ 29

Note 8. Debt

Fraser Papers has a committed revolving credit facility of $50. The facility matures in June 2006 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2004, $32 of this facility was utilized, all of which was in the form of letters of credit to certain creditors.

As part of the Arrangement, the Company issued a note payable to Norbord for $83. The note was issued on June 30, 2004, bore interest at market rates and was repaid on September 30, 2004.

The Company borrowed $83 from Brascan under a revolving credit facility and used the proceeds to pay the $83 note owing to Norbord. The credit facility expires June 30, 2005 and is extendible at the Company's option until December 31, 2005. At December 31, 2004, the Company had outstanding borrowings of $40 under this facility. This amount is included in current debt and bears interest at libor + 3%. Under the facility, Brascan has the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Long-term debt includes $1 of non-interest bearing debt which matures in 2006. The outstanding principal will be forgiven on May 1, 2006 if Fraser Papers continues to fulfill certain requirements.

Prior to the Arrangement, interest expense consisted of amounts paid to Norbord on the interest-bearing portion of Norbord's net investment. Total interest paid during the year to Norbord was $6 (2003 — $11) and to Brascan was $1 (2003 — nil).

Note 9. Other Liabilities

	2004	2003
Pension plans *(note 10)*	**$ 4**	$ 7
Post-retirement benefit plans *(note 10)*	**48**	45
Asset retirement obligations	**10**	9
Deferred revenue and other	**3**	3
	$ 65	$ 64

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills in the Paper segment. The obligations represent estimated future payments of $25 which have been discounted at an average rate of 8%. Total expense for the year related to asset retirement obligations was $1 (2003 — $1). In addition to the asset retirement obligations recorded, Fraser Papers may have other obligations in the event of a permanent plant shutdown. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Note 10. Employee Benefit Plans

Pension Plans

Fraser Papers has a number of pension plans, participation in which is available to substantially all employees after periods of up to two years of continuous service. Fraser Papers' obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations, which are required every three years for Canadian plans and every year for US plans. Information about these plans is as follows:

	2004	2003
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	**$ 464**	$ 373
Employee contributions	**2**	2
Current service cost	**7**	7
Interest on accrued benefit obligation	**28**	26
Benefits paid	**(34)**	(29)
Net actuarial loss	**7**	21
Restructuring *(note 13)*	**—**	11
Foreign currency exchange rate impact	**24**	53
Accrued benefit obligation, end of year(1)	**$ 498**	$ 464
Change in Plan Assets During the Year:		
Plan assets, beginning of year	**$ 346**	$ 261
Actual return on plan assets	**38**	46
Employer contributions	**20**	26
Employee contributions	**2**	2
Benefits paid	**(34)**	(29)
Foreign currency exchange rate impact	**18**	40
Plan assets, end of year(1)	**$ 390**	$ 346
Reconciliation of Funded Status:		
Accrued benefit obligation	**$ 498**	$ 464
Plan assets	**390**	346
Accrued benefit obligation in excess of plan assets	**(108)**	(118)
Unamortized net actuarial loss	**109**	115
Unamortized prior service costs	**4**	5
Unamortized net transitional asset	**(9)**	(9)
Net accrued benefit liability	**$ (4)**	$ (7)

(1) All plans have accrued benefit obligations in excess of plan assets.

	2004	2003
Components of Net Pension Expense:		
Current service cost	**$ 7**	$ 7
Interest on accrued benefit obligation	**28**	26
Actual return on plan assets	**(38)**	(46)
Net actuarial loss	**7**	21
Restructuring *(note 13)*	**3**	12
Difference between actual and expected return on plan assets	**10**	23
Difference between actual and recognized net actuarial loss	**(2)**	(15)
Difference between actual and recognized prior service costs	**1**	1
Amortization of net transitional asset	**(1)**	(1)
Net periodic pension expense	**$ 15**	$ 28
Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net periodic pension expense for the year:		
Discount rate	**6.09%**	6.59%
Expected long-term rate of return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**3.84%**	3.84%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.75%**	6.09%
Rate of compensation increase	**3.75%**	3.84%

The weighted average asset allocation of Fraser Papers' defined benefit pension plan assets is as follows:

Asset category:		
Equity investments	**72%**	70%
Fixed income investments	**28%**	30%
Total assets	**100%**	100%

Operating costs include $3 (2003 — $3) related to contributions to Fraser Papers' defined contribution pension plans.

Post-retirement Benefit Plans

Fraser Papers funds health care benefits costs on a pay as you go basis. Fraser Papers' obligations under its post-retirement benefit plans are determined periodically through actuarial valuations, which are conducted no less frequently than every three years. Information about these plans is as follows:

		2004		2003
Change in Accrued Benefit Obligation During the Year:				
Accrued benefit obligation, beginning of year	$	66	$	46
Current service cost		1		1
Interest on accrued benefit obligation		4		3
Benefits paid		(3)		(3)
Net actuarial loss		2		11
Plan amendment		(5)		—
Restructuring *(note 13)*		(1)		4
Foreign currency exchange rate impact		2		4
Accrued benefit obligation, end of year	$	66	$	66
Reconciliation of Funded Status:				
Accrued benefit obligation	$	66	$	66
Plan assets		—		—
Accrued benefit obligation in excess of plan assets		(66)		(66)
Unamortized net actuarial loss		22		20
Unamortized prior service cost		(4)		1
Net accrued benefit liability	$	(48)	$	(45)

	2004	2003
Components of Net Post-retirement Benefit Expense:		
Current service cost	**$ 1**	$ 1
Interest on accrued benefit obligation	**4**	3
Net actuarial loss	**2**	11
Difference between actual and recognized net actuarial loss	**(1)**	(10)
Restructuring *(note 13)*	**—**	4
Net periodic post-retirement benefit expense	**$ 6**	$ 9
Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net periodic pension expense for the year:		
Discount rate	**6.17%**	6.67%
Rate of compensation increase	**3.92%**	3.92%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.75%**	6.17%
Rate of compensation increase	**3.75%**	3.92%
Health care cost trend rate used in calculation of accrued benefit obligation, end of year:		
Initial rate	**10.62%**	11.33%
Ultimate rate	**5.00%**	5.00%
Year ultimate rate reached	**2012**	2012

Sensitivity to change in health care cost trend rate, for year ended December 31, 2004:	**1% increase**	**1% decrease**
Impact on net periodic post-retirement benefit expense	**1**	**(1)**
Impact on accrued benefit obligation	**8**	**(6)**

Note 11. Income Taxes

Under the Arrangement, the benefits associated with tax loss carry-forwards, investment tax credits and other temporary differences previously included in the accounts of the Division were transferred to Norbord. This resulted in a $44 increase in future income tax liabilities.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the amounts used for income tax purposes.

Significant components of the provision for (recovery of) income taxes are as follows:

	2004	2003
Current tax expense	**$ 2**	$ 2
Future income tax recovery	**(2)**	(3)
Income tax recovery	**$ —**	$ (1)

The differences between income taxes computed using statutory tax rates and income tax as recorded are as follows:

	2004	2003
Loss before income tax	$ (43)	$ (92)
Tax recovery at combined statutory rates	(15)	(34)
Effect of:		
Rate differences on foreign activities	(7)	(2)
Large corporations tax and other	1	(1)
Change in valuation allowance	21	36
Income tax recovery	$ —	$ (1)

The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2004	2003
Benefit of tax loss carryforwards	$ 5	$ 147
Investment tax credits	—	20
Post-employment benefits	20	20
Other future income tax assets	10	8
Property, plant and equipment	(93)	(87)
Future income taxes	$ (58)	$ 108
Less: Valuation allowance	(5)	(123)
Future income taxes, net	$ (63)	$ (15)
Represented by:		
Current future income tax asset	$ 10	$ 11
Long-term future income tax liability	(73)	(26)
	$ (63)	$ (15)

The benefit of tax loss carryforwards represents the benefit of $11 of net operating losses in the United States which expire in 2024.

Income or income-related taxes of $1 (2003 — nil) were paid during the year.

Note 12. Shareholders' Equity

	2004	2003
Common shares – 30,111,976 outstanding	$ 500	$ —
Deficit	(19)	—
	$ 481	$ —

As at December 31, 2004, the authorized capital stock of the Company consists of an unlimited number of Class A preferred shares, Class B preferred shares, non-voting participating shares and common shares. Under the Arrangement, the Company issued 30,111,976 common shares. There were no other common share transactions during the year.

During 2004, the Board of Directors granted certain officers of the Company stock options to purchase 215,000 shares of the Company at CAD$16.45. These options have a ten year life, vest evenly over five years and require that any after-tax gain on the exercise of these options be held in the form of Company common shares for a period of at least one year after the exercise. The compensation expense in the year related to these options was less than $1. There are no other stock options outstanding. Outstanding options had no dilutive effect on loss per share.

Note 13. Restructuring Charge

Restructuring charges in 2004 represent the costs associated with downsizing at a number of Fraser Papers locations. The total charges relate to a workforce reduction of 190 and include severance, early retirement and other costs of $6 and non-cash pension and non-pension post retirement benefits related charges of $1. At December 31, 2004, $4 of restructuring charges were included in accounts payable and accrued liabilities.

During 2003, Fraser Papers implemented a productivity improvement plan at its paper operations in New Brunswick and Maine. The productivity plan reduced the workforce by 331. The total cost of the productivity improvement plan was $26, including severance, early retirement, consulting and training costs of $20 and non-cash pension and non-pension post-retirement benefits related charges of $6.

Note 14. Change in Non-Cash Working Capital

The net change in non-cash working capital balances comprise:

	2004	2003
Cash provided by (used for):		
Accounts receivable	$ (55)	$ (3)
Inventory	(13)	(5)
Accounts payable and accrued liabilities	(15)	7
	$ (83)	$ (1)

Note 15. Commitments & Contingencies

Countervailing Duty and Antidumping Duty

The US International Trade Commission (ITC) has imposed countervail duties (CVD) and antidumping duties (ADD) on Canadian lumber exported to the US. Fraser Papers' New Brunswick mills are subject to ADD. In 2004, the total paid for these duties is $6 (2003 — $4). Fraser Papers has paid total duties of $12 through December 31, 2004.

Fraser Papers and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the US allegations and strongly disagree with the rulings and have launched appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Foreign Exchange Hedges

The Company has entered into forward foreign exchange contracts of CAD $109 (2003 – CAD $124), which are designated as a hedge against certain Canadian dollar-denominated monetary liabilities. The consolidated statements of operations include a realized gain of $5 (2003 — $1) on matured monetary liability hedges, and at year end, an unrealized gain of $2 (2003 — $2) on outstanding hedges. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

The consolidated statement of operations include a realized gain of $4 in 2003 on forward foreign exchange contracts which were designated as a hedge of the future Canadian dollar-denominated costs of Fraser Papers.

Commodity Hedges

Fraser Papers has entered into pulp swaps to deliver 84,000 tonnes of market pulp through December 2006 at an average price of $570 per tonne. These swaps effectively fix the selling price on a portion of Fraser Papers' production and are designated as a hedge of a portion of future pulp sales. The unrealized loss on these hedges is $9 at year-end.

During the year, Fraser Papers entered into lumber futures contracts for 72 million board feet of lumber (2003 — nil). These contracts effectively fix the selling price for lumber delivered on the expiry date and were designated as a hedge of a portion of future lumber sales. During the year, Fraser Papers realized net gains of $1 (2003 – nil) on these contracts. There were no contracts outstanding on December 31.

Guarantees

Norbord has provided guarantees for certain obligations of Fraser Papers. These were previously obligations of the Division. The maximum potential amount of the obligations guaranteed is estimated to be $84, which includes approximately $32 related to the Midwest operations. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any of these guarantees that are outstanding on December 27, 2005. As security for these guarantees, Norbord has the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Other

Fraser Papers has entered into various commitments for capital expenditures and the future supply of operating services and materials. Commitments under operating leases at December 31, 2004, are: 2005 — $12; 2006 — $11; 2007 — $9; 2008 — $8; 2009 — $7; and subsequent — $31.

Note 16. Related Party Transactions

As described in Note 8, the Company owes Brascan $40 under an $83 revolving credit facility.

Under the Arrangement, Fraser Papers has contracted Norbord to provide certain administrative services for a fee on an interim basis. To date, the fee for these administrative services is less than $1. The balance owing to Norbord was less than $1 at December 31, 2004.

Prior to the Arrangement, Norbord provided certain taxation and treasury services for Fraser Papers. Total amounts paid for these services were less than $1 in each of 2004 and 2003.

Prior to the arrangement, Fraser Papers sold all of its lumber production through Norbord. In addition, Norbord acted as collection agent for Fraser Papers. Total fees paid to Norbord for these services were less than $1 (2003 — $1). These fees are included as a reduction of net sales.

Fraser Papers purchases certain of its electricity from Brascan. During 2004, Fraser Papers purchased $10 (2003 — $9) of electricity from Brascan. Included in accounts payable and accrued liabilities is $1 (2003 — $1) related to these purchases.

Fraser Papers purchases certain of its fibre requirements from Brascan. During 2004, Fraser Papers purchased $5 (2003 — nil) of fibre from Brascan. Included in accounts payable and accrued liabilities is $1 (2003 — $1) related to these purchases.

Fraser Papers has invested in convertible term preferred shares of Katahdin Paper Company LLC ("Katahdin"), a wholly owned subsidiary of Brascan. Katahdin operates two paper mills in Maine. The shares earn a preferential cumulative distribution of 5% per annum and are convertible into common shares of Katahdin at a price based on a pre-determined formula. Cumulative distributions accrued on this investment amount to $1. This investment is accounted for using the cost method and is included in other assets.

Fraser Papers has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by Fraser Papers on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2004, Fraser Papers earned $5 (2003 — $2) after all lease payments to the lessor. Included in accounts receivable is $3 (2003 — $2) owing to Fraser Papers under this arrangement.

Fraser Papers paid less than $1 (2003 — nil) to Brascan for rent.

Brascan has provided the Company with a facility with a notional amount of $100 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2004, the Company has entered into forward foreign exchange contracts of CAD $109 under this facility. No fees were paid under this facility in 2004.

All related party transactions are recorded at the exchange amount.

Note 17. Segmented Information

Fraser Papers has two reportable segments:

(i) Paper, comprised of the paper, pulp and sawmill operations; and
(ii) Timber, comprised of woodland operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principle business. Management considers that its sawmill operations are an integral part of the paper operations. One of the key functions of the sawmills is to provide fibre in the production of pulp and paper and they therefore are considered part of the Paper segment. Management has determined that its woodlands operations, have unique operational and financial characteristics and are managed differently.

Certain administration costs are allocated to the segments based on, among other things, the approximate amount of administrative resources expended on the segment.

Fraser Papers operates principally in Canada and the United States.

Operating Segments

	Paper	Timber	Inter-segment	Combined Total
2004				
Net sales	$ 952	$ 85	$ (41)	$ 996
Less: Cost of sales	943	74	(41)	976
Earnings before interest, income taxes, depreciation and restructuring charge	9	11	—	20
Depreciation	(47)	(1)	—	(48)
Restructuring charge	(7)	—	—	(7)
Operating loss	$ (45)	$ 10	$ —	$ (35)
Assets				
Segmented	$ 699	$ 61		$ 760
Non-Segmented				10
Cash				—
Total assets				$ 770
Capital investments	$ 6	$ 1		$ 7
2003				
Net sales	$ 837	$ 72	$ (36)	$ 873
Less: Cost of sales	850	61	(36)	875
Earnings before interest, income taxes, depreciation and restructuring charge	(13)	11	—	(2)
Depreciation	(47)	(2)	—	(49)
Restructuring charge	(26)	—	—	(26)
Operating loss	$ (86)	$ 9	$ —	$ (77)
Assets				
Segmented	$ 673	$ 64		$ 737
Non-Segmented				11
Cash				16
Total assets				$ 764
Capital investments	$ 14	$ 3		$ 17

Geographic Segments

Net sales by geographic segment are determined based on the country of shipment.

	Net Sales				Property, Plant and Equipment			
	2004		2003		**2004**		2003	
United States	**$**	**778**	$	683	**$**	**274**	$	296
Canada[1]		**218**		190		**214**		233
Combined total	**$**	**996**	$	873	**$**	**488**	$	529
(1) Export Sales included in total	**$**	**117**	$	83				

Note 18. Comparative Figures

Certain figures have been reclassified from those previously presented to conform to current year's presentation.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

RECEIVED

2005 MAR -9 A 11:31

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Fraser Papers Inc. Announces Planned Note Issuance

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (March 2, 2005) – Fraser Papers Inc. (TSX: FPS) today announced its intention, subject to market conditions, to sell $150 million principal amount of ten-year, senior unsecured notes.

Fraser Papers intends to use a portion of the net proceeds of the offering to repay the amounts outstanding to an affiliate of Brascan Corporation under a revolving term loan and to purchase certain assets which have operating lease obligations which are currently guaranteed by Norbord Inc. The remainder of the net proceeds will be used for general corporate purposes.

This press release does not constitute an offer of the notes for sale in any jurisdiction. The notes to be offered will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under that Act or an applicable exemption from registration requirements of that Act. This press release includes forward looking statements, that represent Fraser Papers' expectations and beliefs concerning future events. Actual results could differ materially from those currently anticipated.

* * * * * * * *

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

FRASER PAPERS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

February 24, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents the factors that had a material effect on our results of operations during the years ended December 31, 2004 and 2003. Also discussed is our financial position as of the end of those periods. You should read this discussion in conjunction with our historical consolidated financial statements as at December 31, 2004 and 2003 and for the years then ended and the notes thereto. Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements.

The United States dollar is our reporting currency and the functional currency of all of our operations. All figures herein are in United States dollars unless otherwise noted.

EBITDA, net debt, net debt to net debt plus equity, and free cash flow are non-GAAP measures described in the Definitions section at the end of this Management's Discussion and Analysis. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are presented because we believe they are useful measures of our liquidity, our operating performance, our financial position or our financial leverage. However, they should not be considered as alternatives to net cash provided by operating activities as a measure of our liquidity or as alternatives to net income as an indicator of our operating performance or any other measure of performance in accordance with Canadian GAAP. There are no directly comparable GAAP measures to any of these measures. However, a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided in the Definitions section.

In this MD&A, "Fraser Papers", "we", "us" and "our" refer to Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates for periods subsequent to June 30, 2004 and the Fraser Papers division of Norbord for periods up to June 30, 2004, and "Company" means Fraser Papers Inc. as a separate corporation. "Norbord" refers to Norbord Inc. or any of its consolidated subsidiaries. "Brascan" means Brascan Corporation (a related party by virtue of a significant shareholding in the Company) or any of its consolidated subsidiaries. The date of this MD&A is February 24, 2005.

Introduction

This Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide investors with an understanding of the historical performance of our business, its financial condition and its prospects.

Overview of Business

We are an integrated specialty paper company which produces a broad range of technical and printing and writing papers. We also produce northern bleached hardwood kraft market pulp and dimension lumber in both Canada and the United States. We own approximately 1.0 million acres of timberlands in Maine and New Brunswick and we have non-exclusive rights to harvest wood off of approximately 1.3 million acres of other timberlands.

Distribution of Fraser Papers

On June 30, 2004, Norbord completed a reorganization whereby, among other things, it transferred its interest in its paper, pulp, lumber and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. We became a separate publicly traded company governed by the *Canada Business Corporations Act* ("CBCA"). This distribution was effected by way of a plan of arrangement under the CBCA, or the "Arrangement". Norbord common shareholders effectively received one share of the Company for each five shares of Norbord held. A full discussion on the impact of the distribution on our financial statements and accounting policies is provided in Note 1 to the consolidated financial statements.

Readers are cautioned that as a result of the basis of presentation under Canadian GAAP as described in note 1 to the consolidated financial statements, the operating results for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division operated as a stand-alone entity during those periods.

Prior to the Arrangement, all of our financing requirements were provided by Norbord. In addition, a significant portion of our accounts receivable was sold to Norbord.

Recent Developments – Sale of Midwest Operations

On January 5, 2005, we agreed to sell our text and cover business consisting of a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (the "Midwest operations"). The transaction closed on February 18, 2005.

As consideration for these net assets, we received a passive 40% minority interest in the purchaser, which owns similar assets. The agreement includes various representations, warranties and indemnities which are standard in sales of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in our percentage of ownership. We will account for our interest in the purchaser using the equity method of accounting.

Strategy

Our objective is to achieve a 12% return on equity over the economic cycle while providing share capital growth for shareholders. We have two business segments: Paper and Timber. The Paper segment includes our paper, pulp and lumber operations. The Timber segment includes the operation of our freehold timber operations as well as the management of Crown licenses in New Brunswick.

Our business plan has been designed to contribute to our corporate objectives. Our plan involves:

- further reducing the cost structure of each of our operations;
- repositioning assets to ensure optimum value to shareholders;
- focusing on developing new and higher value products;
- maintaining a strong balance sheet; and
- considering growth opportunities.

We believe that a focus on improving margins is key to increasing shareholder value. We track improvements in product mix and customer mix, volumes and cost reductions and report quarterly to shareholders under our margin improvement program. During 2004, we generated margin improvements of $42 million relative to 2003. In addition, we have identified various initiatives focused on improving product mix, increasing volumes and reducing our manufacturing costs.

We will continue to explore asset repositioning opportunities in an effort to ensure optimal use of capital. Additionally, we will explore ways to surface capital from our timberland asset base. We sold our Midwest operations in February 2005 and have initiated a formal sale process to divest our freehold timberlands in Maine.

We will focus our product development efforts on higher value products. Our goal is to replace the least profitable 10% of our products each year with higher value products.

Maintaining a strong balance sheet is important in a cyclical business. Our conservative structure provides flexibility in considering the objectives noted above.

We will explore growth opportunities only if they are consistent with our objectives. The acquisition of the integrated pulp and paper facility in New Hampshire in 2002 and the acquisition of a convertible preferred interest and purchase option in Katahdin Paper Company LLC ("Katahdin") in 2003 are consistent with this objective.

Business Profile

Headquartered in Toronto, Canada, we employed approximately 3,750 people at December 31, 2004 at manufacturing facilities in the United States and Canada. The geographical breakdown of property, plant and equipment at the end of 2004 was 56% U.S. and 44% Canada.

Principal manufacturing facilities included:

- 17 paper machines at three integrated pulp and paper mills (including the Midwest operations that were sold early in 2005);
- one market pulp mill; and
- four sawmills.

The annual production capacity of these facilities at December 31, 2004 was:

- 875,000 tons of paper, paperboard and towel (including 140,000 tons related to the Midwest operations);
- 460 million board feet of lumber; and
- 355,000 tonnes of market pulp.

We manage, according to internationally recognized standards, close to 2.3 million acres of timberlands in Maine and New Brunswick, of which approximately 1.0 million acres are owned and 1.3 million acres are managed under Crown licenses. In Quebec, we harvest 0.3 million cubic metres of fibre from provincially owned lands. We also purchase timber, chips and other wood residues on the open market.

In addition, we manage Katahdin, an affiliate of Brascan, for a management fee.

Key Factors Affecting Our Business

Our operating results are influenced by a number of key factors including: the selling prices of the products we sell, fibre costs, U.S.-Canadian exchange rates and energy costs.

Our operating results are largely affected by the prevailing market prices for paper, pulp and lumber. The markets for our products are highly cyclical and affected by such factors as global economic conditions, consumer demand, residential and commercial construction in North America, changes in industry production capacity and inventory levels.

The paper, pulp and lumber industries are characterized by periods of shortage and rapidly rising market prices, leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced market prices and excess idled capacity until the cycle is repeated.

In addition, Canadian lumber markets and our results have been significantly impacted by the softwood lumber dispute. We sell substantially all of our lumber in the U.S. Through December 31, 2004, we have recorded antidumping duties of approximately $12 million on all softwood lumber exports from Canada to the U.S. In response to these duties, many Canadian lumber producers have increased their lumber output in order to reduce unit costs, which has exacerbated the oversupply condition in North American lumber markets.

Management believes that maintaining a leadership position in our technical specialty paper business, enhancing the value of our fine paper and groundwood paper offerings, responding effectively to competitive challenges, employing capital optimally, controlling costs and managing currency and commodity risks are important to the long-term success of the business.

Market Leadership. Achieving and maintaining leadership in technical specialty paper business and growing the value of our fine paper and groundwood product offerings have been an important part of our past performance. We have long been recognized as an innovator in high quality technical papers and a leader in the development and production of lightweight and ultra-lightweight fine and groundwood papers used in packaging, thermal applications, grease resistant applications, financial printing, pharmaceutical printing and directory and high brightness groundwood grades.

Competitive Environment. Our past results have been and will continue to be significantly affected by the competitive environment in which we operate. We experience intense competition for sales of our principal products in our major markets. Our paper business competes directly with well-known competitors, some of which are larger and more diversified than we are. In our pulp business, we have experienced and will continue to experience intense competition from southern hemisphere suppliers of hardwood pulps. In our lumber operations we compete with both larger regional companies and small local mills and woodlot owners.

Cost Control. Timber and other fibre represent the largest portion of our manufacturing costs. Our timber requirements are met from lands that we own, through timber supply and forest management agreements in Canada and by purchasing wood from third parties. Other fibre requirements (including pulp, woodchips and recycled materials) are purchased from third parties. We have seen our total fibre costs increase significantly over the past two years.

Energy costs such as oil, natural gas and electricity represent another significant portion of our manufacturing costs. We currently have dedicated cogeneration facilities (either owned or leased) at our two integrated paper mills which serve to mitigate the impact of some of these price fluctuations through the use of alternate fuel sources, such as biomass. Other significant manufacturing costs include labour and chemicals.

To improve and maintain our competitive position, we must control our raw material, manufacturing, distribution and other costs. Our focus on our margin improvement program is intended to achieve cost savings and improve productivity.

Foreign Currency and Commodity Risk. Sales of pulp and lumber by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice. However, we are exposed to changes in foreign exchange rates because most of our costs at these facilities are incurred in Canadian dollars. These risks could have a material impact on our results of operations if not effectively managed.

Restructuring Charges

During the fourth quarter of 2004, we announced initiatives designed to improve productivity at the Thurso pulp mill and our Madawaska - Edmundston paper and pulp facilities ("East Papers"). These initiatives were substantially completed during the fourth quarter of 2004 and resulted in headcount reductions of approximately 140 positions. Additional actions in several other areas including aviation, woodlands and the corporate office increased the overall headcount reduction in the quarter to approximately 190 positions. We believe these fourth quarter workforce reductions will provide annualized cost savings of approximately $12 million. A restructuring charge of $7 million was taken in the fourth quarter in respect of these initiatives. None of the expected savings related to these 2004 initiatives were realized in 2004.

In April 2003, we announced a productivity improvement plan at East Papers. The plan involved a 20% reduction in our workforce or 331 jobs over a 12 month period through a combination of voluntary retirements and layoffs. A charge of $26 million was recorded in 2003 consisting of severance, early retirement, consulting and training costs of $20 million and non-cash, non-pension post retirement benefits-related charges of $6 million. We estimate that the 2003 restructuring of East Papers produced annual savings of $9 million in 2003 and $11 million in 2004.

Margin Improvement

We are committed to an ongoing program of cost reduction at all of our operations. Our margin improvement program remains the cornerstone of our efforts to "control the controllables". This program measures improvements in EBITDA resulting from higher volumes, improved mix and cost reductions assuming constant exchange rates and commodity prices. Targets for the program are set annually and actual results are measured against these targets on a monthly basis.

We identified a target at the beginning of 2004 of $27 million which was increased to $72 million by the management team in June 2004 at the time of the Arrangement. As a result of the productivity initiatives undertaken over the past three years, total work hours/ton decreased by 11% to 4.96 from 5.58 in 2003. Production levels in 2004 increased 9% from 2003.

	Three Months Ended December 31,		**Years Ended December 31,**	
	2004	2003	**2004**	2003
Work hours/ton	**4.91**	5.31	**4.95**	5.54
Total paper produced (000 tons)	**222**	186	**840**	778

During 2004, we generated margin improvements of $42 million, including $6 million in the fourth quarter. Increased production volumes and improved mix at some paper mills accounted for half of the improvements. Lower labour costs and other cost valuation initiatives represented the other half. Since the fourth quarter of 2003, we have implemented workforce reductions that resulted in the elimination of over 500 positions, while improving our production levels. Of these positions, 190 were eliminated in the fourth quarter of 2004. We believe these fourth quarter workforce reductions will provide annualized cost savings of approximately $12 million. Additionally, the sale of our Midwest operations will reduce costs related primarily to our sales force that amounted to approximately $8 million in fiscal 2004.

Softwood Lumber Duties

Effective May 22, 2002, the U.S. International Trade Commission imposed countervailing duties (CVD), and antidumping duties (ADD) on Canadian lumber exported to the U.S. Our New Brunswick sawmills are subject only to the ADD. In 2004, the total paid for these duties was $6 million (2003 - $4 million). We have paid total duties of $12 million from May 2002 through December 31, 2004.

The Company and other Canadian forest products companies, the Canadian federal government and Canadian provincial governments categorically deny the U.S. allegations supporting the CVD and ADD and strongly disagree with the rulings and have launched appeals with various trade bodies. Notwithstanding the rates established in the investigations, and since amended, the final liability of the CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Results of Operations and Related Information

Overview

($millions, except per share amounts)	2004	2003
Net sales[1]	**$996**	$873
EBITDA	**20**	(2)
Loss	**(43)**	(92)
Total assets	**770**	764
Net debt	**41**	(15)
Loss per share, basic and diluted	**($1.43)**	($3.06)

(1) Net sales are gross sales, net of freight costs and discounts and rebates to customers.

We recorded improved financial results in 2004. The following are some of the significant achievements during the year:

- Completed transition as stand-alone public company after the Arrangement.
- Announced productivity initiatives resulting in a reduction of 190 positions in the fourth quarter.
- Achieved $42 million in margin improvements.
- Commenced the sale of the Midwest operations which was completed on February 18, 2005.
- Initiated process to monetize timberlands in Maine.
- Increased shipments of technical specialty papers from 155,000 tons in 2003 to 180,000 tons in 2004.
- Completed operational restructuring at managed entity Katahdin with the start-up of the SC-A paper operations.
- Refinanced $83 million in short-term debt from Norbord with an $83 million revolving credit facility from an affiliate of Brascan.
- Achieved environmental compliance of 99.9% and reduced Occupational Safety and Health Administration (OSHA) recordable rate by 25%.

Summary of Quarterly Results

($millions, except per share amounts)	Net Sales	Earnings	Earnings per share (basic and diluted)[1]
2004			
4th Quarter	**$257**	**($21)**	**($0.70)**
3rd Quarter	**261**	**2**	**0.07**
2nd Quarter	**257**	**(10)**	**(0.33)**
1st Quarter	**221**	**(14)**	**(0.47)**
2003			
4th Quarter	227	(25)	(0.83)
3rd Quarter	230	(19)	(0.63)
2nd Quarter	216	(41)	(1.36)
1st Quarter	200	(7)	(0.24)

(1) Earnings per share for periods prior to the Arrangement are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding for all periods presented.

Net Sales

Net sales increased by 14%, or $123 million, in fiscal 2004 to $996 million from $873 million in fiscal 2003 primarily due to increased volumes from the Berlin-Gorham operations and higher prices for paper, pulp and lumber. The split of net sales by segment in 2004 and 2003 was: Paper 96% and Timber 4%. Net sales for the fourth quarter of 2004 were $257 million, 13% higher than the fourth quarter of 2003, due to higher paper shipments and improved prices for both lumber and paper.

($millions)	2004	2003
Paper	**$952**	$837
Timber	**85**	72
Inter-segment	**(41)**	(36)
Total	**$996**	$873

EBITDA

EBITDA increased by $22 million in fiscal 2004 to $20 million from an EBITDA loss of $2 million in fiscal 2003. In 2004, Paper contributed $9 million, or 45% of total EBITDA, up from an EBITDA loss of $13 million in 2003. The improvement in the Paper segment EBITDA from 2003 to 2004 is the result of an improved pricing environment for paper and lumber combined with cost reductions and productivity improvements which substantially offset the impact of higher energy costs, higher fibre costs and the impact of the rising Canadian dollar. Timber contributed $11 million, or 55% of total EBITDA, consistent with 2003. EBITDA in the fourth quarter of 2004 was a loss of $7 million, an improvement from the loss of $10 million in the fourth quarter of 2003. The improvement was due to improved paper and lumber prices, partly offset by weak pulp markets and the impact of market related downtime taken at the Company's pulp mills.

($millions)	2004	2003
Paper	**$ 9**	($13)
Timber	**11**	11
Total	**$20**	($2)

Depreciation

Depreciation expense for 2004 was $48 million, substantially unchanged from the $49 million recorded in 2003.

Segment Results

Paper Segment

($millions)	**2004**	2003
Net sales	**$952**	$837
EBITDA	**9**	(13)
Depreciation	**47**	47
Capital investments	**6**	14

The Paper segment includes the production of uncoated freesheet and groundwood papers, paperboard, towel, hardwood pulp and softwood lumber. At December 31, 2004, the segment employed about 3,580 people with operations in two Canadian provinces and four U.S. states.

	Net Sales ($millions)		**Shipments (volume 000 tons)[1]**		**Average Mill Nets ($ per unit)[2]**	
	2004	2003	**2004**	2003	**2004**	2003
Uncoated freesheet	**$515**	$453	**557**	491	**925**	923
Groundwood paper	**130**	129	**186**	193	**702**	669
Paperboard	**30**	29	**57**	57	**517**	512
Towel	**25**	20	**38**	32	**669**	630
Pulp	**133**	130	**321**	329	**416**	394
Lumber	**149**	102	**427**	420	**350**	243
Intra-segment and other	**(30)**	(26)				
Total	**$952**	$837				

(1) Pulp is 000 tonnes; Lumber is MMfbm.
(2) Lumber is per Mfbm.

Markets

Paper

2004 was a year of stabilization in the paper markets after several years of decline. There was improvement in the supply/demand balance for North American producers as the impact of rising demand, significant mill closures since 2000 and a rising U.S. dollar led to a moderate pricing recovery.

Market demand for paper in 2004 was influenced by growth in media advertising, recovering economic conditions and moderate job growth. According to Resource Information Systems Inc. ("RISI"), these factors led to an overall increase in North American paper consumption for the first full year since 2000.

According to RISI, while price increases were recorded across all major paper grades, the largest year over year increases in list prices were in uncoated groundwood and coated freesheet grades. More modest price increases were recorded in uncoated freesheet and coated groundwood paper grades.

According to RISI, reported transaction prices for commodity uncoated freesheet 50 lb. Offset Rolls increased from $575 per ton in January to $730 per ton in December averaging $658 per ton for the year, an increase of 6% over the average price in 2003 of $622 per ton. The 2004 annual average price is comparable to the 2002 average and below the average in 2001 of $695 per ton. In 2004, pricing in several groundwood paper grades increased, representing the first year of pricing improvement in several years. The average value of reported transaction pricing for uncoated groundwood grades increased by approximately 8% over 2003. Similar to the uncoated freesheet markets, the groundwood markets appear to have recovered from the all time lows of 2003 but have not yet demonstrated enough pricing power to return to the strong pricing levels seen in 2001.

Prices for technical specialty grades were stable in 2004 in the environment of price increases in commodity paper grades. Our technical specialty volume grew 16% in 2004 to 180,000 tons, benefiting from growth in packaging, thermal transfer and super-calendered release markets. New product development and superior quality characteristics continue to contribute to our success in these grades.

Pulp

We manufacture northern bleached hardwood kraft pulp, most of which is sold in the open market.

The pulp markets tightened in the first half of 2004 as list prices for northern bleached hardwood kraft pulp rose from $505 per tonne to $570 per tonne in July. The markets for this grade of pulp are influenced by a global supply and demand with the largest variations in price often attributed to the purchasing patterns of large net pulp importing nations such as China. Strong demand from pulp importing nations supported the pricing increases in the first half of 2004. The markets softened rapidly during the third quarter as producer inventories rose from 35 days supply to 39 days supply at the same time that demand was declining. The oversupply in the markets led to a decline in list pricing of $50 per tonne from $570 per tonne in July to $520 per tonne in November. Pricing did bounce back in December and price increases of $30 per tonne were announced early in 2005.

The low pricing environment in the fourth quarter combined with the rising Canadian dollar led to significant industry wide market downtime and announcements of permanent closures for several Canadian pulp mills. During the year, the supply/demand fundamentals for hardwood pulp were generally weaker than for softwood grades.

Lumber

Total North American demand for softwood lumber reached a record high in 2004. Lumber prices (Eastern Boston SPF 2X4) were very strong and averaged $448 per Mfbm in 2004, a 40% increase over the 2003 average price of $322 per Mfbm. The lumber industry in 2004 benefited from strong market demand driven by record housing starts and strong repair, remodelling and industrial markets. While pricing was generally strong throughout the year, prices declined in the fourth quarter of 2004 due to seasonal weakness, by approximately $50 per Mfbm or 15% of the 2004 average.

Operations

Production (000's tons except as noted)	**2004**	2003
Uncoated freesheet	**556**	496
Uncoated groundwood paper	**117**	112
Coated groundwood paper	**70**	80
Paperboard	**58**	57
Towel	**37**	32
Pulp (000 tonnes)	**337**	328
Lumber (MMfbm)	**441**	415

Paper

The East Papers operations ran well in 2004 setting a new record for total annual production of 536,000 tons. EBITDA results for this facility improved by over 50% on a year over year basis primarily as a result of significant cost reductions offsetting the impact of rising fibre costs and the impact of a stronger Canadian dollar. Shipments were up 4% and production was up 5% compared to 2003. Pricing for the year was moderately stronger than 2003 with a year over year increase of 2% in mill net pricing and a decrease in cash costs of approximately 2%. The East Papers restructuring that was announced in 2003 was completed in 2004 with a reduction in the workforce of 331 positions. A second phase of this productivity improvement program was announced in the fourth quarter of 2004 with a further reduction of 80 positions.

The paper mill at Gorham increased total production of fine paper and towel by approximately 20% running all five paper machines at the facility for the full year of 2004 compared to four machines in 2003 and three machines in 2002. Shipments from the mill rose 23% and mill net pricing was flat year over year. The increase in production led to a decrease in cash costs of production of 10% in 2004 compared to 2003.

Productivity improvements contributed to 7% higher production from the Midwest operations compared to 2003 when the mill was shut due to weak markets in the fourth quarter. Shipments improved 10% and selling prices were essentially flat year over year. Cash costs decreased 2% in an environment of high fibre and input pricing as a result of cost reduction and productivity improvement initiatives.

Pulp

Our market pulp production in 2004 increased despite seven weeks of downtime taken to control inventories during the year. Pulp production increased by 3% to 337,000 tonnes from 328,000 tonnes in 2003. This production improvement is due to a 55% increase at Berlin as a result of a full year of operations (this mill began operations in April 2003) more than offsetting the impact of market related downtime (2 weeks at Berlin and 5 weeks at Thurso). With the Berlin pulp mill now in full operation, our internal hardwood kraft fibre requirements are met from Berlin and the Thurso pulp mill sells substantially all of its production on the open market.

Lumber

The sawmills in Maine and New Brunswick are integrated with the Paper operations, supplying approximately 50% of the chips required annually by the sulfite pulp mill at Edmundston. The sawmill operations recorded strong production results in the favourable pricing environment in 2004. Production at the four mills increased 6% or 26 MMfbm in 2004 and the mills took no market related downtime. The two sawmills in New Brunswick are subject to the U.S. lumber duties and paid $6 million in 2004 compared to $4 million in 2003.

The Paper segment generated negative EBITDA of $10 million in the fourth quarter of 2004 compared to negative $14 million in the fourth quarter of 2003. Significant cost reductions under the Company's margin improvement program and stronger lumber prices were partially offset by a stronger Canadian dollar, higher fibre costs and downtime at Fraser Papers' pulp and paper mills relative to the fourth quarter of 2003.

Timber Segment

($millions)	2004	2003
Net sales	**$85**	$72
EBITDA	**11**	11
Depreciation	**1**	2
Capital investments	**1**	3

The Timber segment includes freehold land in Maine (approximately 237,000 acres) and New Brunswick (approximately 766,000 acres) and Crown licenses in New Brunswick (approximately 1,314,000 acres). Employment levels are seasonal with about 170 employees at year-end. Approximately 50% of the segment's sales are directed to third parties with the remainder sold internally. Substantially all of the softwood fibre is sold internally to support the operations of the Paper segment while the hardwood fibre is sold on the open market. Timber accounted for 4% of our total net sales to third parties in both 2004 and 2003.

Markets

The log supply to sawmills and pulp mills in Maine and New Brunswick tightened in 2004 due to an ongoing shortage of contractor capacity and the impact of reduced provincial cutting allocations in the province of Quebec. The reduced provincial cutting allocations are resulting in increased fibre flows to mills in Quebec from timberlands in Maine and New Brunswick. Average prices in 2004 increased 8%.

Operations

EBITDA for Timber was $11 million in 2004 unchanged from 2003. Total shipments of 2.9 million cubic metres in 2004 was 9% above shipments in 2003.

Change in Accounting Policy

In 2004, we adopted new accounting recommendations for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets (AROs). This change was effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of $3 million in Norbord's 2003 opening net investment. In addition, as at December 31, 2003, the change resulted in an increase in property, plant and equipment of $1 million, an increase in other liabilities of $5 million, and a decrease in future income taxes of $1 million. The change in policy did not materially impact earnings in 2004 or 2003.

Significant Accounting Policies and Estimates

In preparing our financial statements, we make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during a period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment and provisions for employee future benefits. Actual results could differ from those estimates.

Revenue recognition

Net sales are net of freight costs and discounts and rebates and are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped. Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third party transport on an FOB shipping basis. In all cases, product is subject to quality testing to ensure it meets applicable standards prior to shipment.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

These periods are periodically assessed to ensure that they continue to approximate the useful lives of the related assets.

Financial Instruments

We use derivative financial instruments solely for the purpose of managing our foreign exchange, and commodity price exposures. These activities are governed by Board approved financial policies that cover risk identification, measurement and reporting. Derivative transactions are executed only with approved counterparties under master netting agreements. Derivative contracts which are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items are designated as hedges of specific exposures and accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

Liquidity and Capital Resources

Prior to the Arrangement, our liquidity requirements were met through cash flow from operations, the sale of accounts receivable to a wholly-owned affiliate of Norbord and intercompany financing from Norbord. At the time of the Arrangement, we had stopped selling our receivables. At the time of the Arrangement, Norbord, in effect, distributed our net assets, including $30 million of cash and a loan owing to Norbord of $83 million, to its shareholders. In addition, Norbord agreed to guarantee certain of our existing obligations. We have agreed to use our best efforts to remove Norbord from these guarantees and have agreed to provide cash, letters of credit or other acceptable collateral to secure any of these guarantees that are outstanding on December 27, 2005. The maximum potential amount of the obligations guaranteed at December 31, 2004 is estimated to be $84 million, including approximately $32 million related to the recently sold Midwest operations.

During 2004, we entered into a committed revolving credit facility of $50 million with a commercial lender. This facility bears interest at market rates and matures in June 2006. Borrowings under this facility are secured by a first charge against accounts receivable and inventory. At December 31, 2004, $32 million of this facility was utilized in the form of letters of credit to certain creditors.

In September 2004, we borrowed $83 million from Brascan under a revolving credit facility and used the proceeds to pay the $83 million note owing to Norbord. The facility expires June 30, 2005 and is extendible at our option through December 31, 2005. As security, the lender has the right at any time to require us to provide a fixed first charge security interest over our property, plant and equipment and other assets.

Cash provided by operating activities, before net changes in non-cash working capital balances, totalled $14 million in 2004 compared to a net use of $43 million in cash in 2003. The higher cash flow in 2004 corresponds primarily to the reduced loss in 2004 as compared to 2003. An increase in non-cash working capital in 2004 reflects an increase in accounts receivable balances in 2004 compared with 2003 due to the discontinuation of our accounts receivable selling program with Norbord. Free cash flow amounted to a use of $76 million in 2004 compared to a use of $61 million in 2003. Cash flow from operations was $5 million during the fourth quarter of 2004 compared with cash used of $18 million in the fourth quarter of 2003. Higher EBITDA, a larger reduction in working capital and reduced pension plan funding accounted for the difference.

Net debt at December 31, 2004 totalled $41 million. This net debt figure includes $40 million of obligations owed to Brascan under a revolving credit facility. The ratio of net debt to net debt plus equity was 8% at year-end.

At December 31, 2004, we had net operating losses for tax purposes in the U.S. of $11 million. The tax benefit of the net operating losses has not been reflected in our future income tax balances as it is not more likely than not that they will be realized.

The Company has entered into an engagement letter with a securitization agent that is controlled by Brascan to securitize up to $50 million of accounts receivable. The securitization is expected to close in the first quarter of 2005.

Capital Investments

Capital investments totalled $7 million in 2004, down 59% from $17 million in 2003. Expenditures on Paper accounted for substantially all spending in 2003.

($millions)	2004	2003
Increased productivity	$—	$ 3
Environmental	—	2
Maintenance of business	7	12
Total	$ 7	$ 17

Our 2005 capital investment requirements are expected to be approximately $15 million. This target represents about one-third of depreciation. At year-end 2004, there were no commitments to projects in progress. All of the 2004 capital program was used for maintenance of the business. The 2005 capital program will be funded primarily with cash generated from operations. Other funding sources also available include existing undrawn revolving credit facilities.

Contractual Obligations as at December 31, 2004

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2004:

($millions)	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	$ 41	$40	$ 1	$—	$—
Operating leases	78	12	20	15	31
Purchase obligations	35	23	12	—	—
Total contractual obligations	$154	$75	$33	$ 15	$ 31

Obligations under operating leases include future payments for warehouse and other office facilities, and boiler and energy facility leases. The purchase obligations are commitments for capital expenditures and the purchase of raw materials, primarily softwood kraft pulp and energy.

Asset Retirement Obligations

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills in the Paper segment. The liability associated with these obligations is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. The obligations represent estimated future payments of $25 million which have been discounted at an average rate of 8%. Total expense for the year related to asset retirement obligations was $1 million, unchanged from 2003. In addition to the asset retirement obligations recorded, we may have other obligations in the event of a permanent plant shutdown. However, our plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Defined Benefit Pension Plans

Our obligations under our defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. At December 31, 2004, defined benefit pension plan assets were $390 million up from $346 million in 2003, while the accrued benefit obligations of $498 million were also higher than the $464 million obligations in 2003. At December 31, 2004, unfunded liability was $108 million, improved by $10 million less than the $118 million of unfunded liability at December 31, 2003. The funded status of our defined benefit pension plans has improved from 70% in 2002 to 75% in 2003 and 78% in 2004, as strong asset returns more than offset lower discount rates, the strengthening Canadian dollar and the early retirement window offered as part of the productivity improvement plan at East Papers.

Defined benefit pension expenses and funding for the year were $15 million and $20 million, respectively, down considerably from $28 million and $26 million, respectively, in 2003. Our defined benefit pension plans are funded in accordance with all applicable regulatory requirements. We anticipate lower pension expense in 2005 due to workforce reductions. Employer contributions, however, are expected to increase as the impact of declining discount rates has negatively affected our projected benefit obligation.

The assumed return on assets is 8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The discount rate for the accrued benefit obligations is 5.75% and is based on the market yield of high quality corporate bonds of similar duration to the pension plan liabilities. Sensitivity to a 1% decrease in these two key assumptions is estimated as follows:

	Impact Dec. 31, 2004 Unfunded Liability	**Impact on 2004 Pension Expense**
Return on assets	none	$4 million increase
Discount rate	$55 million increase	$2 million increase

Our obligations under our post-retirement benefit plans are determined periodically through actuarial valuations, which are the basis for calculating post-retirement benefit expense. We fund these plans on a pay-as-you-go basis. At December 31, 2004, the accrued benefit obligations of these plans was $66 million, unchanged from 2003.

Post-retirement benefit expense for the year was $6 million, down from the $9 million recorded in 2003 when we recognized $4 million in expense associated with the restructuring of our East Papers operation. Payments under these plans was $3 million in 2004 and 2003.

Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process could materially affect our future plan assets, accrued benefit obligations, and the expenses and contributions associated with our employee benefit plans.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements and no other arrangements of which management is aware.

Common Shares

At the time of the Arrangement, 30,111,976 common shares were distributed to shareholders of Norbord. There were no other issuances of common shares during 2004. The Board of Directors approved a share repurchase program in October 2004 whereby we may purchase on the Toronto Stock Exchange up to 1.5 million common shares, representing 5% of the total shares outstanding. Purchases may be made between October 2004 and October 2005. No shares were repurchased in 2004.

Common share information	December 31, 2004
Shares outstanding (000's)	30,111,976
Book value	$15.97
Market price at year-end	CAD $15.56
Market price at February 23, 2005	CAD $14.82

There have been no changes in common shares outstanding up to the date of this MD&A.

Dividends

We paid no dividends in 2004. The Board of Directors reviews this policy at each of its regularly scheduled meetings.

Stock Based Compensation

We account for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period. In 2004, we recognized less than $1 million in expense related to stock options.

Transactions with Related Parties

We purchase certain electricity and fibre from Brascan. During 2004, we purchased $10 million (2003 - $9 million) of electricity and $5 million (2003 - $nil) of fibre from Brascan.

Under the Arrangement, we have contracted Norbord to provide certain administrative services for a fee on an interim basis. In 2004, these fees amounted to less than $1 million. Prior to the Arrangement, Norbord provided certain taxation, treasury, lumber sales and collection agent services for us. Total amounts paid for these services amounted to less than $1 million in each of 2004 and 2003.

In the fourth quarter of 2003, we invested $10 million in convertible preferred units of Katahdin. Katahdin is owned by Brascan. The preferred units pay a cumulative dividend of 5% and are convertible into common equity units of Katahdin at our option. The units offer us the potential to participate in the growth and financial returns of Katahdin. Two paper machines were restarted at Katahdin in 2003 and one paper machine in 2004. We have managed the assets since start-up, providing sales, marketing and operating services in return for a management fee. During 2004, we earned $5 million in management fees (2003 - $2 million).

We have an $83 million revolving credit facility with Brascan. At December 31, 2004 the amount outstanding on this facility was $40 million. In addition to the revolving credit facility, Brascan has provided us with a facility to enter into forward foreign exchange contracts with a notional amount of $100 million. At December 31, 2004 we had entered into foreign exchange contracts of CAD $109 million under this facility. No fees were paid on this facility in 2004.

In 2005, our option to acquire 100% of Katahdin will expire. As a result, we will make a decision to either exercise the option or let it lapse. If we had exercised our option on December 31, 2004, the price, based on the pre-determined formula set out in the option agreement, would have been $165 million, including assumed debt and all other liabilities. The acquisition price of Katahdin will change based on the timing of the acquisition and Katahdin's cash flow. The acquisition of Katahdin will be subject to approval by the board members who are not related to Brascan, receipt of a fairness opinion, and any other necessary approvals.

Labour Relations

In 2004, we completed negotiations with the United Paperworkers International Union resulting in a two-year extension of the Midwest operations collective agreement. The agreement provides for wages and benefits to be frozen for a two-year period. There are two collective agreements at operations in Quebec and New Brunswick (covering approximately 700 employees) that are currently under negotiation. During 2005, two collective agreements covering approximately 280 employees relating to the sawmill and woodland operations are due for renewal.

Market Risks and Uncertainties

We are exposed to a number of risks in the normal course of our business that have the potential to affect our operating performance. Major risks are discussed below.

Commodity and Price Sensitivity

Our earnings are sensitive to changes in world economic conditions, primarily in North America. Paper, pulp and lumber markets are competitive in nature and prices for many products are sensitive to variations in supply and demand.

Based on operating at capacity, the following table shows the approximate annualized impact on after tax earnings of changes in product prices.

	Sensitivity Factor	Impact on Earnings ($millions)	Impact on EBITDA ($millions)	Average Mill Nets Q4, 2004
Uncoated freesheet	$25 per ton	$7	$10	$920
Groundwood paper	$25 per ton	$3	$5	$721
Market pulp	$25 per tonne	$3	$5	$409
Lumber	$10 per Mfbm	$3	$5	$325

Competition

The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Our principal market is in the U.S. where we compete with North American and, in some instances, foreign producers. Certain competitors may have lower cost facilities than us. Our ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality, and currency exchange rates.

Foreign Exchange

We compete within North American markets where product prices are significantly influenced by U.S. dollar exchange rates.

Our foreign exchange exposure arises from the following sources:

- Net Canadian dollar denominated monetary assets and liabilities.
- Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in our Canadian operations.

Our policy is to hedge all significant balance sheet foreign exchange exposures. We may hedge a portion of net Canadian dollar denominated cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the U.S. dollar.

In 2004, we were negatively impacted by the strengthening Canadian dollar, with an average exchange rate, relative to the U.S. dollar, of US $0.77 (2003 – US $0.71) on our approximately CAD $300 million net Canadian dollar cash flows. Each U.S. one cent change in the value of the Canadian dollar impacted annualized after tax earnings by approximately $3 million in 2004.

In 2003, we realized a gain on Canadian dollar cost hedges of $4 million. There were no Canadian dollar cost hedges outstanding during 2004.

Environmental Issues

Our operations are subject to a wide range of general and industry specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation.

Compliance with these laws and regulations is a significant factor in our business and we incur, and expect to continue to incur, significant capital and operating expenditures in order to maintain compliance with these laws and regulations. Future events such as changes in environmental laws and regulations, increasingly strict enforcement policies or the discovery of previously unknown contamination or other liabilities relating to our properties may give rise to additional costs that could require significantly increased capital expenditures which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes. For example, the ratification of the Kyoto Protocol by Canada may result in lower limits for the emission of carbon dioxide and other greenhouse gases, which would require us to regulate production or invest in the installation of additional pollution control equipment.

Furthermore, failure by us to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations.

Timber Resource

We manage approximately 2.3 million acres of timberland in Maine and New Brunswick. In Quebec, we are the beneficiary of government timberlands supplying approximately 0.3 million cubic metres of fibre to our Thurso operation. Approximately 2.7 million cubic metres of logs were harvested in 2004 for our own operations and trade with other parties. Almost 7 million seedlings were planted on owned and managed woodlands in 2004 to supplement natural regeneration.

The Crown licenses in New Brunswick require the payment of stumpage fees for timber harvested and compliance with specified rehabilitation and silvicultural management practices. The licenses cover periods ranging from 20 to 25 years and are renewed or extended every five years. They can be revoked or cancelled for non-performance. The licenses also contain terms and conditions, which could, under limited circumstances, result in a reduction of annual allowable timber that we may harvest without any compensation.

Outlook for 2005

Paper and Timber

According to RISI, U.S. demand for printing and writing papers is forecast to grow in 2005 as an improved economy takes hold. GDP growth, forecast at 2.6%, will correlate with improved business profits, which in turn should increase spending on print advertising. Factors mitigating growth in paper demand will be cutbacks from buyers in response to higher prices and loss of market share to competing internet and electronic technologies.

We believe imports from Europe and Asia will continue but should be lower as a weaker U.S. dollar makes European producers less cost competitive, and overseas demand continues to improve.

Price increase projections for 2005 are guarded. Groundwood grades appear to be better positioned for price increases than uncoated freesheet paper. Inventories will be tightly managed and downtime taken if required.

We believe that the outlook for our technical specialty paper grades is encouraging. The key products (packaging, thermal and super-calendered release) are well positioned for growth as a direct result of high quality, strong customer relations and qualification of certain grades that are expected to come into production in 2005.

Pulp markets remain weak with supply/demand imbalance most prevalent in hardwood pulp. Pulp price improvements are currently being driven by Asian buying and the weaker U.S. dollar. For sustainable pulp price increases, markets will need some recovery in paper demand.

According to RISI, strong housing starts in the first half of 2005 should contribute to positive results in Lumber. We believe lumber markets will continue to be affected by the softwood trade dispute. Despite various proposals over the past two years, the framework for a negotiated settlement remains elusive. If resolved, the resolution could act as a significant positive catalyst for the lumber sector.

Summary

Modest pricing improvement is expected from the Paper sector in 2005 which should partly offset an expected decline in lumber prices relative to 2004. Additional savings of $20 million are projected from the cost restructuring and asset repositioning actions taken in 2004. While our largest gains in Paper stem from margin improvements, we are well leveraged to benefit from higher prices. A $50 per ton increase in paper prices, equivalent to a 6% increase on fourth quarter 2004 mill nets, would improve EBITDA on an annualized basis by $34 million.

Our financial goals and operational priorities for 2005 include:

- Continue aggressive margin improvements;
- Continue to reposition assets;
- Maintain financial flexibility and liquidity; and
- Maximize free cash flow.

Cash flow from operations in 2005 is expected to be sufficient to fund capital investments. The goal of the 2005 margin improvement program is to deliver $50 million in benefits compared to 2004. Undrawn committed term bank lines amounted to $61 million at December 31, 2004. In 2005, the Company is planning on refinancing short-term debt obligations and certain obligations to Norbord under the Arrangement relating to guarantees with long term financing.

Additional Information

Additional information relating to the Company can be obtained without charge on our web site at www.fraserpapers.com or on SEDAR at www.sedar.com.

Definitions

EBITDA is earnings from continuing operations before interest, income taxes, depreciation and amortization and restructuring charge. EBITDA is presented as a useful indicator of our operating performance. We interpret EBITDA trends as an indicator of relative operating performance.

Net debt is long-term debt including the current portion and bank advances less cash and short-term notes, and is provided as a useful indicator of our financial position.

Free cash flow is defined as cash provided by operations plus the net change in non-cash working capital balances less total capital investments and is provided as a useful measure of our liquidity.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of our financial leverage.

EBITDA (**$millions**)	**Year Ended December 31,**	
	2004	2003
Loss	**($43)**	($92)
Add: Interest expense	**7**	11
Add: Fees on sale of accounts receivable	**2**	6
Less: Interest income	**(1)**	(1)
Less: Income tax recovery	**—**	(1)
Add: Depreciation	**48**	49
Add: Restructuring charge	**7**	26
EBITDA	**$20**	($2)

Net Debt (at December 31) (**$millions**)	**Year Ended December 31,**	
	2004	2003
Long-term debt	**$ 1**	$ 1
Current portion of long-term debt	**40**	—
Cash and cash equivalents	**—**	(16)
Net debt	**$41**	($15)

Free Cash Flow (**$millions**)	**Year Ended December 31,**	
	2004	2003
Cash provided by operating activities	**($69)**	($44)
Capital investments	**(7)**	(17)
Free cash flow	**($76)**	($61)

NEWS RELEASE

FraserPapers

FRASER PAPERS REPORTS FOURTH QUARTER AND 2004 FULL YEAR RESULTS

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (February 9th, 2005) – Fraser Papers Inc. (TSX:FPS) today reported financial results for the fourth quarter ended December 31, 2004 and continued progress toward achieving its value creating initiatives for shareholders.

HIGHLIGHTS

- Achieved free cash flow of $2 million or $0.10 per share in the fourth quarter.
- Reduced net debt to $41 million from $44 million at the end of the third quarter.
- Net debt to net debt plus equity ratio of 8% at December 31, 2004.
- Generated cost reductions and margin improvement of $6 million in the fourth quarter and announced significant productivity initiatives at Thurso and Edmundston/Madawaska.
- Agreed to sell Midwest text and cover assets and related converting and distribution operations.

For the year ended December 31, 2004, Fraser Papers generated EBITDA of $20 million and a net loss of $43 million or $(1.43) per share. This result represents a significant improvement over the 2003 EBITDA loss of $2 million and net loss of $92 million or $(3.06) per share. The improvement in year over year performance represents the impact of stabilizing paper pricing, strong lumber pricing and cost reduction efforts offset by the impact of higher fibre and energy costs and the rising Canadian dollar.

Fraser Papers generated a loss of $21 million or $(0.70) per common share for the quarter ended December 31, 2004 compared with a loss of $25 million or $(0.83) per share in the same quarter in 2003. A restructuring charge of $7 million was recorded in the fourth quarter of 2004 relating to a number of productivity initiatives including those announced during the quarter at the Thurso pulp mill and the Edmundston/Madawaska pulp and paper mill.

"Recognizing that the fourth quarter would be challenging, we aggressively focused on our cost reduction and asset repositioning strategies" commented Dominic Gammiero, President and CEO of Fraser Papers.

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	*Fourth Quarter*		*Years Ended*	
	2004	2003	2004	2003
EBITDA[(1)]	(7)	(10)	20	(2)
Loss	(21)	(25)	(43)	(92)
- per share	$(0.70)	$(0.83)	$(1.43)	$(3.06)

(1) Excludes restructuring charge of $7 million in Q4, 2004, $2 million in Q4, 2003, $7 million for the full year 2004 and $26 million for the full year in 2003.

STRATEGIC INITIATIVES

Fraser Papers' strategic initiatives include: reduce costs across all of the company's operations; reposition our asset base to surface value from our timberland asset base; focus on our core Northeastern integrated pulp and paper facilities; and improve our product mix through product development.

Fraser Papers continued to make progress on several cost reduction, asset repositioning and product development initiatives during the fourth quarter.

Cost Reductions

The company achieved $6 million in margin improvement ("MIP") during the quarter. The MIP program measures improvements in EBITDA resulting from higher volumes, improved mix and cost reductions assuming constant exchange rates and commodity prices. The $6 million improvement in the fourth quarter resulted from increased productivity, product mix improvements and reductions in labour, chemical and energy usage.

For the full year, the company achieved $42 million in margin improvements. Fraser Papers identified a target at the beginning of 2004 of $27 million which was increased to $72 million by the management team in June of 2004 at the time of the spin-out from Norbord. In addition to the $42 million achieved in 2004, Fraser Papers has identified $12 million in annual savings from the restructurings taken in the fourth quarter and $8 million in net savings on the sale of the Midwest operations.

	Fourth Quarter		*Years Ended*	
	2004	2003	2004	2003
Work hours/ton	4.7	5.1	5.0	5.6
Total paper produced (000 tons)	230	193	838	772

During the quarter, Fraser Papers announced productivity improvements at its various facilities. These initiatives were substantially completed during the quarter and result in headcount reductions of approximately 140 positions. Additional actions in several other areas including aviation, woodlands and the corporate office increase the overall headcount reduction in the quarter to approximately 190 positions. Annualized savings from initiatives in the quarter are expected to be approximately $12 million and a restructuring charge of $7 million was taken in the fourth quarter. Cost reduction opportunities across all of Fraser Papers' operations remain a high priority.

Asset Repositioning
On January 5th, Fraser Papers announced that it had reached an agreement to sell its text and cover business which includes the pulp and paper assets located in Park Falls, Wisconsin, as well as the associated converting, distribution and customer service centers. Fraser Papers will not record any significant gain or loss on this transaction. On closing, Fraser Papers will immediately realize an annual benefit of $8 million due primarily to a net reduction in selling and administrative costs. As part of this transaction, Fraser Papers will receive a passive minority interest in the parent of the buyer.

A formal process is underway to sell Fraser Papers' freehold timberland ownership in Maine, furthering a component of asset repositioning strategy to surface value from our timberland asset base. Fraser Papers currently owns approximately 238,000 acres in Maine and will continue to secure fibre from this resource on a long-term contractual basis. This sale process is expected to be completed before mid-year.

In its managed operations at Katahdin Paper Company, Fraser Papers made substantial progress during the fourth quarter in completing the start-up of the SC-A paper operations. Fraser Papers generated $5 million in 2004 ($2 million in the fourth quarter) of asset management fees relating to Katahdin Paper Company and will be making a decision about its option to acquire this business in 2005.

Product Development
Fraser Papers' product development activities have been focused on increasing sales of the company's technical specialty papers from its Madawaska mill where 19% of the product mix is made up of products developed within the last two years. In 2004, the company developed 33 new specialty paper products including recycled bleached towel, coated food wrap and high bulk book papers.

LIQUIDITY AND CAPITAL RESOURCES

Fraser Papers has a strong balance sheet and low debt levels with a net debt to net debt plus equity ratio of 8% and total debt of $41 million outstanding as at December 31, 2004. During 2005, the company will be refinancing its short term debt obligations and certain obligations currently guaranteed by its former parent company, Norbord Inc. It is anticipated that this will be accomplished using a combination of operating cash flows, proceeds from the sale of timberlands and new long term debt facilities.

OUTLOOK

It is expected that that the impact of improved demand and expected higher prices for Fraser Papers' products in combination with the company's continued cost reduction efforts will result in improved financial performance in 2005.

"While our fourth quarter financial results were disappointing, we believe the actions that we have taken to permanently improve our cost position in addition to exiting the Midwest text and cover paper business through the sale of Park Falls will ensure that we are well positioned to benefit from the current recovery in the pulp and paper industry" concluded Gammiero.

FOURTH QUARTER CONFERENCE CALL

Fraser Papers will hold an audio conference for investors on Wednesday, February 9th, 2005 at 10:00 a.m. (ET). The call will be broadcast live over the Internet via www.fraserpapers.com. A replay will be available one hour following the call until February 23, 2005 and can be accessed by dialing toll free 1-877-677-0842 or 416-695-9675 and entering the pin code 2885. Audio playback will also be available until April 10, 2005 on the Fraser Papers web site.

* * * * * * * *

Fraser Papers *is an integrated specialty paper company which produces a broad range of technical, and printing and writing papers. The company has operations in New Brunswick, Maine, Wisconsin, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers website at www.fraserpapers.com.*

* * * * * * * *

Forward Looking Statements
The foregoing contains a review of developments that impacted Fraser Papers' performance during the fourth quarter of 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the results of the company to be materially different from those expressed or implied.

Note to Reader
Fraser Papers was established as a stand-alone company on June 30th, 2004. As a result, comparative historical financial results may not be indicative of those that would have resulted had Fraser Papers existed as a stand-alone entity during those periods.

Non GAAP Measures
EBITDA, net debt, free cash flow and net debt to net debt plus equity are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis.

\- 30 -

For additional information, please contact,

Ben Vaughan
Senior Vice President, Finance
& Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 9, 2005

This Management's Discussion and Analysis should be read in conjunction with the Nexfor Inc. Circular to Shareholders dated May 3, 2004. Management's Discussion and Analysis for the year ended December 31, 2003 is contained in Part V - Information Concerning Fraser Papers.

EBITDA, net debt, free cash flow and net debt to net debt plus equity are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis. All financial references are to U.S. dollars unless otherwise noted.

Distribution of Fraser Papers

On June 30, 2004, Norbord Inc. ("Norbord") completed a reorganization whereby, among other things, it transferred its interest in its paper, sawmill and timber assets to Fraser Papers Inc. and its subsidiaries (collectively, "Fraser Papers") and then distributed the shares of Fraser Papers Inc. (the "Company") to its shareholders.

The interim consolidated financial statements accompanying this MD&A have been prepared using the same accounting policies and methods as the combined financial statements of the Fraser Papers division of Norbord (the "Division"). For the periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Division. Earnings per share prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the reorganization were issued and outstanding for all periods presented. Readers are cautioned that as a result of the basis of presentation under Canadian generally accepted accounting principles as described in note 1 to the interim consolidated financial statements, the operating results for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division operated as a stand-alone entity during those periods.

Sale of Park Falls

On January 5, 2005, Fraser Papers agreed to sell a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets. The transaction is expected to close in February 2005.

Certain liabilities of these operations will be retained by Fraser Papers consisting primarily of employment, pension and post employment obligations related to past service. In addition, Fraser Papers has agreed to post a letter of credit to support the purchaser's closure obligation with respect to a landfill site.

As consideration for these net assets, Fraser Papers will receive a passive minority interest in the purchaser, which owns similar assets. The agreement includes various representations, warranties and indemnities that are standard in sales of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers' percentage of ownership.

Operating Results

Net sales for the quarter were $257 million, 13% higher than the fourth quarter of 2003, due to higher paper shipments and improved prices for lumber and paper. Net sales for the full year of 2004 were up $123 million, or 14%, from the comparable period in 2003. Increased volumes from our Berlin-Gorham operations accounted for $29 million, with the remaining increase coming from higher prices for most of the Company's products, particularly lumber.

Earnings before interest, income taxes, depreciation and amortization and restructuring charge (EBITDA) was a loss of $7 million in the fourth quarter of 2004, an improvement from the loss of $10 million in the fourth quarter of 2003. The paper segment accounted for most of the improvement as the impact of better paper and lumber prices was partly offset by weak pulp markets and the impact of market related downtime taken at the Company's pulp mills. For the full year, EBITDA increased to $20 million from a loss of $2 million last year. Higher selling prices, particularly in lumber, volume improvements and labor cost reductions were partly offset by significant increases in fibre costs, a strengthening Canadian dollar and the impact of market downtime in the market pulp business.

Depreciation expense was $13 million in the quarter and $48 million year-to-date, in line with the prior year.

Liquidity and Capital Resources

Cash flow from operations was $5 million during the quarter compared with cash used of $18 million in the fourth quarter of 2003. Higher EBITDA, a larger reduction in working capital and reduced pension plan funding accounted for the difference. In 2003, Fraser Papers provided increased funding to its defined benefit pension plans as a result of the restructuring taken in 2003. Cash flow from operations for the full year 2004 is negative $69 million compared to negative $44 million in 2003. The benefit of higher EBITDA was more than offset by an increase in working capital. A large portion of the increase in working capital in 2004, relative to 2003, reflects the fact that, as a Division of Norbord, Fraser Papers sold a portion of its receivables to a wholly-owned subsidiary of Norbord. When the distribution of Fraser was announced, the Division stopped selling its accounts receivable, leading to an increase in accounts receivable. Total operating working capital (defined as accounts receivable plus inventory less accounts payable and accrued liabilities) at December 31, 2004 was $137 million compared to $54 million at December 31, 2003.

Driven by higher paper and lumber earnings, free cash flow totaled $2 million in the fourth quarter of 2004, a marked improvement from negative $22 million in the same period of 2003. Free cash flow for the full year was negative $76 million, due to the increase in working capital discussed above.

Fraser Papers' net debt stood at $41 million at December 31, 2004, representing 8% of net debt plus equity. Pro forma net debt was $54 million at June 26, 2003 or 10% of net debt plus equity.

Fraser Papers has a committed revolving credit facility of $50 million. At December 31, 2004, $32 million of this facility was utilized in the form of letters of credit posted with certain suppliers.

As part of the distribution of Fraser Papers, the Company issued a note payable at market rates to Norbord for $83 million repayable by June 30, 2005. On September 30, 2004, Fraser Papers borrowed $83 million from Brascan Corporation (a related party) at market rates under a revolving credit facility and used the proceeds to pay the $83 million note owing to Norbord. The credit facility expires June 30, 2005 and is extendible at the Company's option through December 31, 2005. As security, Brascan will have the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' property, plant and equipment and other assets. During the fourth quarter the Company repaid $43 million of the amount outstanding to Brascan.

Margin Improvements
The margin improvement program continued to show positive results in the quarter. Compared to 2003, using constant prices and exchange rates, Fraser Papers generated $42 million in improvements, including $6 million in the quarter, as a result of labour savings, increased production, reduced chemical usage and improved inventory management. These improvements served to partly offset higher fibre costs, and the impact of a stronger Canadian dollar. The negative impact of fibre costs and foreign exchange for 2004 was $57 million relative to 2003.

Capital Investments
Capital investments totaled $3 million in the fourth quarter of 2004, and $7 million for the full year. In 2003, total capital investments totaled $17 million. Substantially all capital invested over the past two years has been for sustaining maintenance and environmental requirements.

Defined Benefit Pension Plans
The total expense for Fraser Papers' employment benefit plans in 2004 totaled $24 million (including $3 million related to restructuring) compared to $40 million recorded in 2003 (including $16 million related to restructuring). Pension funding for the year totaled $23 million, a reduction of $6 million from the $29 million in 2003, which included funding associated with the restructuring of $8 million. Fraser Papers anticipates lower pension expense in 2005 due to workforce reductions. We anticipate pension funding in 2005 will be higher than in 2004 as the impact of declining discount rates has negatively affected our funded position. Differences between assumptions and actual experience could materially affect Fraser Papers' future plan assets, accrued benefit obligations, pension expense, and pension contributions.

Fraser Papers unfunded pension obligation is $108 million at December 31, 2004, compared to $118 million in 2003. The improved funded status was primarily as a result of improved asset returns.

Restructuring Charges
Restructuring charges in 2004 represent the costs associated with downsizing at a number of Fraser Papers locations. The total charges relate to a workforce reduction of 190 and include severance, early retirement and other costs of $6 million and non-cash pension and non-pension post retirement benefits related charges of $1 million. At December 31, 2004, $4 million of restructuring charges were included in accounts payable and accrued liabilities.

During 2003, Fraser Papers implemented a productivity improvement plan at its paper operations in New Brunswick and Maine. The productivity plan reduced the workforce by 331. The total cost of the productivity improvement plan was $26 million, including severance, early retirement, consulting and training costs of $20 million and non-cash pension and non-pension post-retirement benefits related charges of $6 million.

Commodity Hedges

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products. At December 31, 2004, Fraser Papers had entered into pulp swap agreements to deliver 84,000 tonnes of market pulp at an average price of $570 per tonne through December 2006. The unrealized loss on these swaps is $9 million. In addition, during the quarter, Fraser Papers realized a gain on lumber futures contracts of less than $1 million.

Change in Accounting Policy

Effective January 1, 2004, Fraser Papers adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of $3 million in Norbord's opening net investment. The change in policy did not have a material impact on earnings in 2004 and 2003.

The Company's asset retirement obligations of $10 million relate to closure costs for landfills.

Business Segments

At December 31, 2004, the Company had two reportable segments:

i) Paper, comprised of the paper, pulp, and sawmill operations; and

ii) Timber, comprised of woodland operations.

Paper

The Paper segment comprises 17 paper machines at three locations, two market pulp facilities and four sawmills. Products include fine paper, groundwood paper, paperboard, towel, hardwood pulp and softwood lumber. Paper accounted for 96% of Fraser Papers' net sales in each of the fourth quarter of 2004 and the fourth quarter of 2003.

	Three months ended		*Years ended*	
(US$ millions)	**2004**	2003	**2004**	2003
Net sales	**$246**	$217	**$952**	$ 837
EBITDA	**(10)**	(14)	**9**	(13)
Depreciation	**(13)**	(12)	**(47)**	(47)
Capital investments	**3**	3	**6**	14

Paper operations generated negative EBITDA of $10 million in the fourth quarter compared to negative $14 million in the fourth quarter of 2003. Significant cost reductions under the Company's margin improvement program and stronger lumber prices were partially offset by a stronger Canadian dollar, higher fibre costs and downtime at Fraser Papers' pulp and paper mills relative to the fourth quarter of 2003. The Canadian dollar averaged US$0.82 in the fourth quarter of 2004 compared to $0.76 in the comparable period for 2003. For the full year, the Canadian dollar averaged US$0.77 compared to US$0.71 in 2003.

Downtime was taken in the fourth quarter at pulp mills in Quebec and New Hampshire to bring production in line with market demand. Total downtime in the quarter was approximately 27,000 tonnes and 45,000 tonnes for the full year. In 2003, total pulp downtime represented approximately 5,000 tonnes, all of which was taken in the fourth quarter.

Uncoated fine paper demand improved marginally in the fourth quarter. Fraser Papers' shipments of uncoated fine papers improved in the fourth quarter by 31% over the fourth quarter of 2003 and 10% over the previous quarter. The improved volumes were due to improved operating efficiencies and a reduction in market downtime taken in 2003. Average selling prices realized were comparable with the prior quarter and the fourth quarter of 2003. Approximately two thirds of Fraser Papers' total paper capacity is uncoated fine paper.

Demand continued to improve for groundwood papers in the fourth quarter as 2004 advertising revenue improved 17% compared to 2003. Average prices realized for Fraser Papers' groundwood grades increased quarter-over-quarter by 1%. Compared to full year 2003, price realizations for groundwood papers improved 5%.

Fraser Papers remains focused on aggressive measures to control costs and improve margins. The restructuring at the Edmundston-Madawaska complex in 2003 resulted in annual savings of approximately $21 million. Additional restructuring in 2004 is anticipated to result in $12 million in savings in 2005. Product mix was enhanced with the development of new applications that will result in increased technical specialty volume in 2005. During the fourth quarter we conducted a number of product trials including base stock for use in specialty high gloss labels. In 2004, Fraser Papers developed 33 new specialty products. At our Edmundston-Madawaska complex, 19% of shipments during the year represent products developed in the past two years.

Hardwood pulp list prices in North America improved modestly as compared to the third quarter. Increased purchasing of NBSK pulp by Asian customers led to improved global consumption across all pulp grades. New eucalyptus capacity in South America also contributed to weaker supply/demand fundamentals for hardwood grades. World producer inventories fell to approximately 31 days of supply, a level considered to reflect a balanced market.

Lumber prices (Eastern Boston SPF 2 x 4) averaged $402 per MFBM in the fourth quarter of 2004, up $52 or 15% from the fourth quarter of 2003 and down 19% from $495 in the third quarter of 2004. Housing starts remained strong in the quarter which helped mitigate the impact of seasonal slowness.

Since May 22, 2002, Fraser Papers has been posting cash deposits for anti-dumping duties at a rate of 8.4% on shipments of softwood lumber to the U.S. from its two New Brunswick sawmills. Since the inception of the duties, Fraser Papers has paid $12 million.

Timber

The Timber segment includes freehold lands in Maine (96,000 hectares) and New Brunswick (310,000 hectares) and Crown licenses in New Brunswick. Approximately 50% of the segment's sales are directed to third parties and the remainder is consumed internally. Timber sales to third parties accounted for 4% of Fraser Papers' net sales in the fourth quarter of 2004, the same as the fourth quarter of 2003.

	Three months ended		*Years ended*	
(US$ millions)	**2004**	2003	**2004**	2003
Net sales	**$ 23**	$ 22	**$ 85**	$ 72
EBITDA	**3**	4	**11**	11
Depreciation	**–**	(1)	**(1)**	(2)
Capital investments	**–**	1	**1**	3

Logging activity is seasonal, the first and third quarters traditionally being the most profitable. Shipments totaled 841,000 cubic metres in the fourth quarter of 2004, down 7% from the fourth quarter of 2003.

Shipments

Shipments of all of the Company's products are detailed below.

	Three months ended		*Years ended*	
	Dec 31 2004	**Dec 31 2003**	**Dec 31 2004**	**Dec 31 2003**
Paper (000 tons)				
Fine paper	155	118	557	491
Groundwood paper	51	54	186	193
Paperboard	14	14	57	57
Towel	10	8	38	32
Pulp (000 tonnes)	70	93	321	329
Lumber (MMfbm)	115	108	427	420
Timber (000's m^3)	841	902	2,903	2,663

Continuing Relationship with Norbord

Following the distribution of Fraser Papers, Norbord held an $83 million note receivable from Fraser Papers which was repaid during the fourth quarter of 2004. In addition, Norbord continues to guarantee certain obligations of Fraser Papers. The maximum amount of potential future payments under these obligations is estimated to be $84 million. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 31, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord will have the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' property, plant and equipment and other assets. Norbord will continue to provide certain administrative services to Fraser Papers for a fee on an interim basis. Total fees paid to Norbord during the quarter for administrative services were less than $1 million.

The foregoing contains a review of developments that impacted Fraser Papers' performance during the fourth quarter of 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and short-term notes. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Free cash flow is defined as cash provided by operating activities less total capital investments. Free cash flow is presented as a useful indicator of a company's ability to generate cash for financing activities.

Capital employed is the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

EBITDA

(US$ millions)	Three months ended Dec 31 2004	Dec 31 2003	Years ended Dec 31 2004	Dec 31 2003
Earnings	**$ (21)**	$ (25)	**$ (43)**	$ (92)
Add: Interest expense, net	**-**	2	**6**	10
Add: Fees on sale of accounts receivable	**-**	2	**2**	6
Add: Income tax	**(6)**	(4)	**-**	(1)
Add: Depreciation	**13**	13	**48**	49
Add: Restructuring charge	**7**	2	**7**	26
EBITDA	**$ (7)**	$ (10)	**$ 20**	$ (2)

Free Cash Flow

(US$ millions)	Three months ended Dec 31 2004	Dec 31 2003	Years ended Dec 31 2004	Dec 31 2003
Cash provided by operating activities	**$ 5**	$ (18)	**$ (69)**	$ (44)
Capital investments	**(3)**	(4)	**(7)**	(17)
Free cash flow	**$ 2**	$ (22)	**$ (76)**	$ (61)

Net Debt

(US$ millions)	Dec 31 2004	Pro Forma Jun 26 2004	Dec 31 2003
Debt	**$ 41**	$ 84	$ 1
Cash and short-term notes	**-**	(30)	(16)
Net debt	**$ 41**	$ 54	$ (15)

FRASER PAPERS INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

(unaudited)

Interim Consolidated Balance Sheets

(US$ millions)	**As at Dec 31, 2004**	Pro forma as at Jun 26, 2004 (see - note 1)	As at Dec 31, 2003 (restated – note 2)
Assets			
Current assets:			
Cash and cash equivalents	**$ -**	$ 30	$ 16
Accounts receivable *(note 4)*	**119**	129	64
Inventory	**128**	130	115
Future income taxes	**10**	9	11
	257	298	206
Property, plant and equipment			
Paper	**436**	456	476
Timber	**52**	52	53
Other assets	**25**	24	29
	$ 770	$ 830	$ 764
Liabilities, Norbord's Net Investment and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	**$ 110**	$ 115	$ 125
Current debt *(note 5)*	**40**	-	-
	150	115	125
Long-term debt *(note 5)*	**1**	84	1
Other liabilities	**65**	60	64
Future income taxes	**73**	71	26
Norbord's net investment	**-**	-	548
Shareholders' equity *(note 6)*	**481**	500	-
	$ 770	$ 830	$ 764

(See accompanying notes)

Fraser Papers Inc.
Interim Consolidated Statements of Operations and Deficit and Norbord's Net Investment

	Three Months Ended		Years Ended	
(US$ millions)	**Dec 31 2004**	Dec 31 2003	**Dec 31 2004**	Dec 31 2003 (restated-note 2)
Net sales	**$ 257**	$ 227	**$ 996**	$ 873
Earnings before interest, income taxes, depreciation and restructuring charge:				
Paper	**(10)**	(14)	**9**	(13)
Timber	**3**	4	**11**	11
	(7)	(10)	**20**	(2)
Restructuring charge *(note 7)*	**(7)**	(2)	**(7)**	(26)
Fees on sale of accounts receivable	**-**	(2)	**(2)**	(6)
Interest expense, net	**-**	(2)	**(6)**	(10)
Earnings before depreciation and income taxes	**(14)**	(16)	**5**	(44)
Depreciation	**(13)**	(13)	**(48)**	(49)
Income tax recovery *(note 9)*	**6**	4	**-**	1
Loss	**$ (21)**	$ (25)	**$ (43)**	$ (92)
Loss per share	**$ (0.70)**	$ (0.83)	**$ (1.43)**	$ (3.06)
Deficit and Norbord's net investment				
Balance, beginning of period	**$ 2**	$ 551	**$ 548**	$ 565
Impact of change in accounting policy *(note 2)*	**-**	-	**-**	(3)
Revised balance, beginning of period	**2**	551	**548**	562
Loss	**(21)**	(25)	**(43)**	(92)
Contribution by Norbord	**-**	22	**103**	78
Future income taxes	**-**	-	**(44)**	-
Issuance of note payable to Norbord	**-**	-	**(83)**	-
Transfer to share capital	**-**	-	**(500)**	-
Balance, end of period	**$ (19)**	$ 548	**$ (19)**	$ 548

(See accompanying notes)

Fraser Papers Inc.
Interim Consolidated Statements of Cash Flows

	Three Months Ended		Years Ended	
(US$ millions)	**Dec 31 2004**	Dec 31 2003	**Dec 31 2004**	Dec 31 2003
Cash provided by (used for):				
Operating Activities				
Loss	**$ (21)**	$ (25)	**$ (43)**	$ (92)
Items not affecting cash:				
Depreciation	**13**	13	**48**	49
Future income taxes *(note 9)*	**(3)**	(4)	**(2)**	(3)
Employment benefits plan expense	**8**	10	**21**	37
Non-cash foreign exchange	**4**	(3)	**8**	(5)
Amortization of deferred start-up costs	**1**	1	**4**	3
Employment benefit plan funding	**(5)**	(13)	**(23)**	(29)
Other items	**(2)**	(1)	**1**	(3)
	(5)	(22)	**14**	(43)
Net change in non-cash working capital balances	**10**	4	**(83)**	(1)
	5	(18)	**(69)**	(44)
Investing Activities				
Capital investments				
Paper	**(3)**	(3)	**(6)**	(14)
Timber	**-**	(1)	**(1)**	(3)
Other	**1**	(10)	**2**	(7)
	(2)	(14)	**(5)**	(24)
Financing Activities				
Contribution by Norbord	**-**	30	**101**	81
Issuance of long-term debt *(note 5)*	**83**	-	**83**	-
Repayment of long-term debt *(note 5)*	**(126)**	-	**(126)**	-
Bank advances	**-**	(6)	**-**	-
	(43)	24	**58**	81
Increase (decrease) in cash and cash equivalents	**$ (40)**	$ (8)	**$ (16)**	$ 13

(See accompanying notes)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(US$ millions)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Fraser Papers Inc. as a separate corporation. In addition, "Norbord" means Norbord Inc. for periods after June 30, 2004 and Nexfor Inc. for periods prior to June 30, 2004.

Note 1. Basis of Presentation

On June 30, 2004, Nexfor Inc. completed a reorganization whereby, among other things it transferred its interest in its paper, sawmill and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. Nexfor Inc. then changed its name to Norbord Inc. The Company became a separate publicly traded company governed by the Canada Business Corporations Act ("CBCA"). This distribution was affected by way of a plan of arrangement under the CBCA (the "Arrangement"). Norbord common shareholders effectively received one share of the Company, for each five shares of Norbord held.

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the combined financial statements of the Fraser Papers division of Norbord ("the Division") for the years ended December 31, 2003 and 2002 except for the change in accounting policy described in note 2. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated statements should be read in conjunction with the combined financial statements of the Division for the year ended December 31, 2003 included in the Management Proxy Circular of Norbord dated May 3, 2004. These financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

For periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Division. The financial results of the Division include the administrative costs associated with managing the Paper and Timber segments of Norbord. These include office rents, selling costs and divisional personnel and travel costs. Certain expenses in the consolidated financial statements for periods prior to June 30, 2004 represent inter-company allocations for services, such as tax and treasury, provided by Norbord.

Income taxes for periods prior to June 30, 2004 have been recorded at statutory rates based on income as reported in the consolidated statements of operations as though the Division was a separate tax paying entity. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Norbord's net investment. Future income taxes have been presented in the consolidated balance sheet for each temporary difference between the financial reporting and tax bases of the assets and liabilities. In addition, future tax assets have been recognized to the extent that they would have been realized as though the Division was a separate tax paying entity.

Earnings per share for periods prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding for all periods presented.

Norbord's net investment in the Division includes certain interest-bearing loans which were repaid at the time of the Arrangement. Interest expense recorded in the consolidated statements of operations for periods prior to June 30, 2004 includes interest expense associated with these loans.

As a result of the basis of presentation described above, the consolidated statements of operations for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division historically operated as a stand-alone entity during those periods.

The pro-forma consolidated balance sheet as at June 26, 2004 has been prepared from the interim combined balance sheet of the Division as at June 26, 2004 and gives effect to the following items which occurred under the Arrangement:

- Norbord distributed $500 of shareholders' equity to its shareholders including $30 in cash and the Company issued a note owing of $83 to Norbord on market terms.
- Certain of the tax losses and temporary differences included in future income taxes of the Division were retained by Norbord.

Note 2. Change in Accounting Policy

Effective January 1, 2004, Fraser Papers adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of $3 in Norbord's 2003 opening net investment. In addition, as at December 31, 2003, the change resulted in an increase in property, plant and equipment of $1, an increase in other liabilities of $5, and a decrease in future income taxes of $1. The change in policy did not materially impact earnings in 2004 or 2003.

Fraser Papers' asset retirement obligations of $10 relate to closure costs for landfills in the Paper segment. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures. In addition to the asset retirement obligations discussed above, Fraser Papers may have other obligations in the event of a permanent plant shutdown. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Note 3. Subsequent Event – Sale of Midwest Operations

On January 5, 2005, Fraser Papers agreed to sell a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (the "Midwest operations"). The transaction is expected to close in February 2005.

Certain liabilities of the Midwest operations will be retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service. In addition, Fraser Papers has agreed to post a letter of credit to support the purchaser's closure obligation with respect to a landfill site.

As consideration for these net assets, Fraser Papers will receive a passive minority interest in the purchaser, which owns similar assets. The agreement includes various representations, warranties and indemnities which are standard in any sale of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers percentage of ownership.

Note 4. Accounts Receivable

Prior to the Arrangement, the Division sold a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Norbord. Accounts receivable includes nil (June 26, 2004 – nil, December 31, 2003 - $15) receivable from the wholly-owned subsidiary of Norbord for third party trade accounts receivables sold. As at December 31, 2004 and June 26, 2004, the wholly-owned subsidiary of Norbord had uncollected receivables it had purchased from Fraser Papers of nil (December 31, 2003 - $62).

Note 5. Debt

Fraser Papers has a committed revolving credit facility of $50. The facility matures in June 2006 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2004, $32 of this facility was utilized, all of which was in the form of letters of credit to certain creditors.

As part of the Arrangement, the Company issued a note payable to Norbord for $83. The note was repayable by June 30, 2005, was extendible at the Company's option until December 31, 2005, bore interest at market rates and was repaid on September 30, 2004.

The Company borrowed $83 from Brascan Corporation (a related party) under a revolving credit facility and used the proceeds to pay the $83 note owing to Norbord. The credit facility expires June 30, 2005 and is extendible at the Company's option until December 31, 2005. At December 31, 2004, the Company had outstanding borrowings of $40 under this facility. This amount is included in current debt and bears interest at libor + 3%. Under the facility, Brascan Corporation has the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Note 6. Shareholders' Equity

(US$ millions)	**As at Dec 31, 2004**	Pro-forma As at Jun 26, 2004
Common shares – 30,111,976 outstanding	$ 500	$ 500
Retained earnings	(19)	-
	$ 481	$ 500

During September, 2004, the Board of Directors granted certain officers of the Company stock options to purchase 215,000 shares of the Company at CAD$16.45. These options have a ten year life, vest evenly over five years and require that any after-tax gain on the exercise of these options be held in the form of Company shares for a period of at least one year after the exercise. The compensation expense in the quarter and for the year to date related to these options was less than $1.

Note 7. Restructuring Charge

Restructuring charges in 2004 represent the costs associated with downsizing at a number of Fraser Papers locations. The total charges relate to a workforce reduction of 190 and include severance, early retirement and other costs of $6 and non-cash pension and non-pension post-retirement benefits related charges of $1.

During 2003, the Division implemented a productivity improvement plan at its paper operations in New Brunswick and Maine. The productivity plan reduced the total combined workforce at Edmundston and Madawaska by approximately 20%. The total cost of the productivity improvement plan was $26 including severance, early retirement, consulting and training costs of $20 and non-cash pension and non-pension post retirement benefit related charges of $6.

Note 8. Employee Benefit Costs

During the quarter, employee benefit costs for pensions and post retirement benefits totalled $9 (2003 - $11,) including $3 (2003 - $3) incurred as part of the restructuring charge. For the full year, employee benefit costs for pensions and post retirement benefits totalled $24 (2003 - $40,) including $3 (2003 - $16) incurred as part of the restructuring charge.

Note 9. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		*Years Ended*	
(US$ millions)	**Dec 31 2004**	Dec 31 2003	**Dec 31 2004**	Dec 31 2003
Current tax recovery (expense)	$ 3	$ -	$ (2)	$ (2)
Future income tax recovery	3	4	2	3
Income tax recovery	$ 6	$ 4	$ -	$ 1

Note 10. Commitments and Contingencies

Countervailing and Antidumping Duties

The US International Trade Commission (ITC) has imposed countervail duties (CVD) and antidumping duties (ADD) on Canadian lumber exported to the US. Fraser Papers' New Brunswick mills are subject to ADD. In 2004, the total paid for these duties is $6 (2003 – $4). Fraser Papers has paid total duties of $12 through December 31, 2004.

Fraser Papers and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the US allegations. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Commodity Hedges

During the quarter, Fraser papers realized a gain of less than $1 million on lumber futures contracts representing 5.5 million board feet of lumber. These contracts effectively fix the selling price on a portion of Fraser Papers' lumber production and are designated as hedges of a portion of future lumber sales.

Fraser Papers has entered into pulp swaps to deliver 84,000 tonnes of market pulp at an average price of $570 per tonne. These swaps effectively fix the selling price on a portion of Fraser Papers' pulp production and are designated as a hedge of future pulp selling prices. The unrealized loss on these hedges is $9.

Other

Norbord has provided guarantees for certain obligations of Fraser Papers. These were previously obligations of the Division. The maximum potential amount of the obligations guaranteed is estimated to be $84, which includes approximately $32 related to the Midwest operations. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any of these guarantees that are outstanding on December 31, 2005. As security for these guarantees, Norbord has the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Note 11. Related Party Transactions

Under the Arrangement, Fraser Papers has contracted Norbord to provide certain administrative services for a fee on an interim basis. To date, the fee for these administrative services is less than $1. The balance owing to Norbord at December 31, 2004 was less than $1.

As described in note 5, on September 30, 2004, the Company borrowed $83 from Brascan Corporation (a related party) under a revolving credit facility and used the proceeds to pay the $83 note owing to Norbord.

Brascan Corporation has provided the Company with a facility with a notional amount of $100 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2004, the Company has entered into forward foreign exchange contracts of CAD$109 under this facility.

Note 12. Comparative Figures

Certain figures have been reclassified from those previously presented to conform to the current presentation.

Note 13. Segmented Information

Fraser Papers has two reportable segments:

i) Paper, comprised of the paper, pulp, and sawmill operations; and

ii) Timber, comprised of woodland operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principle business. Management considers that its sawmill operations are an integral part of the paper operations. One of the key functions of the sawmills is to provide fibre in the production of pulp and paper and they therefore are considered part of the Paper segment. Management has determined that its woodlands operations, while an important aspect of its integration strategy, have unique aspects to their business and are managed differently.

Certain administration costs are allocated to the segments based on, among other things, the approximate amount of administrative resources expended on the segment.

Fraser Papers operates principally in Canada and the United States.

(US$ millions)	Paper	Timber	Inter-segment	Combined Total
Three months ended Dec 31, 2004				
Net sales	**$ 246**	**$ 23**	**$ (12)**	**$ 257**
Less: Cost of sales	**256**	**20**	**(12)**	**264**
Earnings before interest, income taxes, restructuring charge and depreciation	**(10)**	**3**	**-**	**(7)**
Depreciation	**(13)**	**-**	**-**	**(13)**
Restructuring charge	**(7)**			**(7)**
Operating earnings	**$ (30)**	**$ 3**	**$ -**	**$ (27)**
Capital investments	**$ 3**	**$ -**	**$ -**	**$ 3**
Three months ended Dec 31, 2003				
Net sales	$ 217	$ 22	$ (12)	$ 227
Less: Cost of sales	231	18	(12)	237
Earnings before interest, income taxes, restructuring charge and depreciation	(14)	4	-	(10)
Depreciation	(12)	(1)	-	(13)
Restructuring charge	(2)	-		(2)
Operating earnings (loss)	$ (28)	$ 3	$ -	$ (25)
Capital investments	$ 3	$ 1	$ -	$ 4

(US$ millions)	Paper	Timber	Inter-segment	Combined Total
Year ended Dec 31, 2004				
Net sales	**$ 952**	**$ 85**	**$ (41)**	**$ 996**
Less: Cost of sales	**943**	**74**	**(41)**	**976**
Earnings before interest, income taxes, restructuring charge and depreciation	**9**	**11**	**-**	**20**
Depreciation	**(47)**	**(1)**	**-**	**(48)**
Restructuring charge	**(7)**	**-**		**(7)**
Operating earnings (loss)	**$ (45)**	**$ 10**	**$ -**	**$ (35)**
Capital investments	**$ 6**	**$ 1**	**$ -**	**$ 7**
Year ended Dec 31, 2003				
Net sales	$ 837	$ 72	$ (36)	$ 873
Less: Cost of sales	850	61	(36)	875
Earnings before interest, income taxes, restructuring charge and depreciation	(13)	11	-	(2)
Depreciation	(47)	(2)	-	(49)
Restructuring charge	(26)			(26)
Operating earnings (loss)	$ (86)	$ 9	$ -	$ (77)
Capital investments	$ 14	$ 3	$ -	$ 17

(See accompanying notes)

CIBC Mellon Trust Company

February 11, 2005

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
The Toronto Stock Exchange
British Columbia Securities Commission
Autorité des marchés financiers
Government of Yukon
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial Services Commission, Securities Division
Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Government of the Northwest Territories
Government of Nunavut

Dear Sirs:

RE: FRASER PAPERS INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 5, 2005
RECORD DATE FOR NOTICE:	March 7, 2005
RECORD DATE FOR VOTING:	March 7, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 7, 2005
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc: CDS & Co. (Via Fax)

pk\NM_FraserPapers

NEWS RELEASE

FraserPapers

Fraser Papers Completes Sale of Midwest Operations to SMART Papers

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (February 18, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has completed the sale of the company's pulp and paper assets located in Park Falls, Wisconsin, as well as the West Chicago, Illinois, converting, distribution and customer service center to an affiliate of SMART Papers, LLC. Fraser Papers expects to realize an annual benefit of $8 million as a result of this transaction due primarily to a net reduction in selling and administrative costs.

"This transaction represents progress on our strategy to reposition Fraser Papers' asset base and focus on our core integrated paper operations" commented Dominic Gammiero, President and CEO of Fraser Papers.

SMART Papers is a privately held manufacturer of premium printing papers based in Hamilton, Ohio.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers website at www.fraserpapers.com.

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Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Fraser Papers Inc.

Financial Year Ending, used in calculating the participation fee: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		30,111,976	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$15.97	
Market value of class or series	=	$480,888,257	
			____ (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			
			____ (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			____ (B)
(Repeat for each class or series of corporate debt or preferred shares)			____ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$480,888,257
Total fee payable in accordance with Appendix A of the Rule			$25,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			____
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			____

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____

Contributed surplus ____

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\text{Total Fee Payable} \times \frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, ON
M5J 2T3

2. Date of Material Change

January 5, 2005

3. News Release

On January 5, 2005, the Fraser Papers issued a press release through CCNMathews.

4. Summary of Material Change

Fraser Papers Inc. announced that it had entered into an asset purchase agreement with SMART Papers, LLC whereby an affiliate of SMART Papers will acquire Fraser Papers' pulp and paper assets located in Park Falls, Wisconsin, as well as the West Chicago, Illinois, converting, distribution and customer service centers. SMART Papers is a privately held manufacturer of premium printing papers based in Hamilton, Ohio. The acquisition will include the text, cover and commercial printing paper product brands produced at the Park Falls facility.

5. Full Description of Material Change

On January 5, 2004, Fraser Papers signed an asset purchase agreement whereby a wholly owned subsidiary of Fraser Papers has agreed to sell the net assets of its Midwest paper operations (the "Midwest") to an affiliate of SMART Papers LLC ("SMART"). The net assets of the Midwest include a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois, all inventory at those locations, all paper brands and related intellectual property and certain accounts receivable, accounts payable and deferred liabilities. Certain liabilities of the Midwest will be retained by Fraser papers consisting primarily of employment, pension and post employment obligations related to past service. In addition, Fraser Papers has agreed to post a letter of credit to support SMART's closure obligation with respect to a landfill in Wisconsin. The transaction is expected to close within 60 days.

As consideration for these net assets, Fraser Papers will receive a passive minority interest in SMART which will own 100% of SMART Papers LLC and 100% of the Midwest. The level of Fraser Papers' ownership will be dependent upon matters which will be resolved before closing. SMART Papers LLC operates a production facility and distribution warehouse in Hamilton, Ohio. SMART Papers LLC produces similar products to those produced by the Midwest.

The agreement includes various representations, warrantees and indemnities which are standard in a sale of assets of this type. However, any breach of any warrantee or claim under an indemnity may only result in an increase or decrease in Fraser Papers percentage of ownership. Additionally, there are certain obligations of the Midwest that have been guaranteed by Norbord Inc. The maximum potential amount of these obligations is estimated to be $32 million. Fraser papers has committed to use best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any of these guarantees that are outstanding on December 31, 2005.

After the transaction SMART will produce approximately 200,000 tons of premium uncoated freesheet papers at its two manufacturing facilities.

A copy of the press release announcing this material change is attached as Schedule "A".

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice-President and Chief Administrative Officer
(416) 359-8605

9. Date of Report

January 12, 2004

SCHEDULE "A" – PRESS RELEASE

CCNMatthews

NEWS RELEASE TRANSMITTED BY CCNMatthews

FraserPapers

FOR: **FRASER PAPERS INC.**

TSX SYMBOL: FPS

JANUARY 5, 2005 - 19:00 ET

Fraser Papers Announces Sale Of Midwest U.S. Operations To Smart Papers

TORONTO, ONTARIO--(CCNMatthews - Jan. 5, 2005) - (All financial references are in US dollars unless otherwise noted)

Fraser Papers Inc. (TSX:FPS) today announced that it has entered into an asset purchase agreement with SMART Papers, LLC whereby an affiliate of SMART Papers will acquire Fraser Papers' pulp and paper assets located in Park Falls, Wisconsin, as well as the West Chicago, Illinois, converting, distribution and customer service centers. SMART Papers is a privately held manufacturer of premium printing papers based in Hamilton, Ohio. The acquisition will include the text, cover and commercial printing paper product brands produced at the Park Falls facility.

This transaction represents ongoing progress on Fraser Papers' strategic initiative to reposition its asset base and to focus on its core integrated paper operations. Fraser Papers does not expect to record any significant gain or loss on this transaction and will benefit from an immediate reduction in selling and administrative costs. As part of this transaction, Fraser Papers will receive a passive minority interest in the parent of SMART Papers. This transaction is subject to customary closing conditions and is expected to close in approximately 60 days.

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers website at www.fraserpapers.com

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
Fraser Papers Inc.
Ben Vaughan
Senior Vice President, Finance and Corporate Development
(416) 643-8823
vaughanb@fraserpapers.com
www.fraserpapers.com